

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170149

DIVISION OF
CORPORATION FINANCE

February 14, 2017

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: UnitedHealth Group, Inc.
Incoming letter dated January 27, 2017

Dear Mr. Gumbs:

This is in response to your letter dated January 27, 2017 concerning the shareholder proposal submitted to UnitedHealth by David Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David Ridenour
FISMA & OMB MEMORANDM M-07-16

February 14, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnitedHealth Group, Inc.
Incoming letter dated January 27, 2017

The proposal relates to a report.

There appears to be some basis for your view that UnitedHealth may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to UnitedHealth's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if UnitedHealth omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which UnitedHealth relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
T +1 202 662 6000

January 27, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: UnitedHealth Group - Proposal Submitted by David Ridenour

Ladies and Gentlemen:

On behalf of UnitedHealth Group, Inc. (the "*Company*"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude the shareholder proposal described herein (the "*Proposal*") submitted by David Ridenour (the "*Proponent*") from the Company's proxy materials for its 2017 annual meeting of shareholders (the "*2017 Proxy Materials*"). We also request confirmation that the staff of the Division of Corporate Finance (the "*Staff*") will not recommend enforcement action to the Commission if the Company omits the Proposal from the 2017 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal provides in pertinent part:

Resolved: The proponent requests that the Board of Directors, at reasonable cost and omitting proprietary information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.
The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Identify and describe public policy issues of interest to the Company;
3. Prioritize the issues by importance to creating shareholder value; and
4. Explain the business rationale for prioritization.

Supporting Statement:

If the Company chooses, the Board might consider disclosing in its report what actions federal, state and local governments might take to assist the Company's ability to thrive and create value for the Company, its investors and its workforce.

Corporate America has in recently [sic] faced unprecedented challenges in the form of increased regulation and taxation combined with demands from special interest groups with little, if any, interest in creating either shareholder value or opportunities for the Company to grow, create jobs and add wealth to the communities in which the Company operates.

Today's changing political climate offers a unique opportunity for corporations to once again thrive in America. Analysts have concluded that very many newly-elected officeholders intend to make improving conditions for business growth to be a high priority of their terms of office.

The pursuit of shareholder value in a lawful manner is a social good.

Shareholders hope the Company will not be passive in the face of this opportunity. If the Company chooses, without exposing proprietary or otherwise confidential information that could make it less competitive or otherwise harm the Company, it may consider communicating to elective officials, regulators, the news media, and or the public at-large what policies would best help the Company, and through it, the communities it serves, thrive.

If it chooses, the Company might also consider developing plans to defend assaults on the Company and to defend the Company's decisions, when the Company chooses to make them, to not to be involved in political or social change campaigns that are outside the Company's interests.

A copy of the Proposal is attached as Exhibit A hereto. A copy of all correspondence between the Company and Proponent is attached as Exhibit B.

BASIS FOR EXCLUSION

We believe the Proposal may be excluded from the 2017 Proxy Materials for the following reasons:

- The Proposal may be excluded pursuant to Rule 14a-8(b) because the Proponent failed to provide proof of ownership within the timeframe prescribed by Rule 14a-8(b).
- The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates a shareholder proposal submitted by the New York State Common Fund (the "*Lobbying Proposal*") that the Company expects to include in its proxy materials.
- The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.
- The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because the substance of the requested report relates to an ordinary business matter.

The Proposal may be excluded pursuant to Rule 14a-8(b) because the Proponent failed to provide proof of ownership within the timeframe prescribed by Rule 14a-8(b).

A. *Background*

On December 21, 2016, the Company received a letter from the Proponent requesting that the Company include the Proposal in the 2017 Proxy Materials. Although the cover letter to the Proposal stated that the Proponent owned UnitedHealth Group stock with a value exceeding $2,000 for a year prior to and including the date of the Proposal, the Proponent did not attach any proof of his ownership of the Company's voting securities to the Proposal.

The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any of its voting securities as of the date of submission of the Proposal. Consequently, the Company sought verification from the Proponent of his eligibility to submit the Proposal. On January 3, 2017, which was within 14 calendar days of the Company's receipt of the Proposal, the Company delivered a letter to the Proponent, requesting that he provide the Company with information to prove that he satisfied the minimum ownership requirements imposed by

Rule 14a-8(b) as of the date that he submitted the Proposal (the "*Deficiency Notice*"). A copy of the Deficiency Notice and a copy of the letter sent by the Company are attached included in Exhibit B.[1] Specifically, the Deficiency Notice stated that the Company had been unable to conclude that the Proponent met the minimum ownership requirements of Rule 14a-8(b) at the time of submission of the Proposal and that the Proponent was required to submit sufficient proof of ownership of Company shares.

The Deficiency Notice further stated as follows:

> As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:
>
> - A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 20, 2016), you have continuously held the requisite number of United Health shares for at least one year.
>
> - If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of UnitedHealth shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you have continuously held the required number of shares for the one-year period.

To date, the Proponent has not replied to the Deficiency Notice.

B. *The Proponent Failed to Provide Adequate Proof of Ownership within the 14 Days of the Company's Request*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) requires that the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." According to the Company's records, the Proponent is not a record holder of the Company's voting securities. For this reason, the Proponent bears the burden of

[1] The Company sent a copy of the Deficiency Notice to the Proponent by UPS.

proving eligibility to submit the Proposal using one of the two methods set forth in Rule 14a-8(b)(2).

Where a proponent fails to provide proof of ownership at the time he submits the proposal, the company must notify the proponent in writing of the procedural deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. Here, the Proponent has provided no proof of his ownership of the Company's voting securities. The Staff has consistently held that Rule 14a-8(f) is to be read strictly and, on numerous occasions, has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). *See, e.g., Dominion Resources, Inc*. (Dec. 19, 2016) (granting relief under Rule 14a-8(b) where the Staff noted that "There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Dominion's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

The Proposal May Be Excluded under Rule 14a-(8)(i)(11) Because the Company will Include the Lobbying Proposal in Its Proxy Materials.

A. Rule 14a-8(i)(11) Background

If a shareholder proposal "substantially duplicates another proposal previously submitted to the company by another proponent" and the previously submitted proposal will be included in the company's proxy materials, the later received proposal may be excluded pursuant to Rule 14a-8(i)(11). A proposal substantially duplicates another if the proposals present the same "principal thrust" or "principal focus," independent of whether the proposals are identical. *See, e.g., News Corp*., (Jul. 16, 2012) (proposal requesting that the board give holders of Class A common stock the right to elect 30 percent of the membership of the board, excludable as duplicative of a proposal requesting the board "to take the necessary steps to adopt a recapitalization plan that would eliminate News Corp's dual-class capital structure and provide that each outstanding share of common stock has one vote").

B. *The Proposal Substantially Duplicates the Lobbying Proposal*

On December 14, 2016, on behalf of the New York State Common Retirement Fund and the New York State and Local Retirement System, the Comptroller of the State of New York sent the Company the Lobbying Proposal, which calls for the preparation of an annual report disclosing the following:

- Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

- Payments by UnitedHealth used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

- UnitedHealth's membership in and payments to any tax-exempt organization that writes or endorses model legislation.

- Description of the decision making process and oversight by management and the Board of Directors for making the payments described above.

The supporting statement makes clear that the purpose of the Lobbying Proposal is "transparency in the use of corporate funds to influence legislation and regulation," while the Proposal seeks a report detailing the Company's "legislative and regulatory public policy advocacy activities" – the same principal thrust as the Lobbying Proposal. *See The Goldman Sachs Group, Inc.* (March 14, 2012)(granting relief under Rule 14a-8(i)(11) with respect to a proposal report on Goldman's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that includes information specified in the proposal, where Goldman planned to include in its proxy materials a proposal requesting a report regarding Goldman's lobbying policy and procedures, a listing of payments used for direct lobbying as well as grassroots lobbying communications, membership in and payments to any tax-exempt organization that writes and endorses model legislation and a description of the decision making process and oversight by the management and Board).

Notably, the proposal in the *Goldman Sachs* no-action letter was nearly identical to the Proposal, while the lobbying proposal that provided the basis for exclusion in that letter was nearly identical to the Lobbying Proposal. As was the case in the *Goldman Sachs* letter, both proposals request information regarding the Company's political spending and lobbying activities. In *Goldman Sachs,* the Staff concluded that this provided a basis for exclusion. We believe the same result is warranted here.

The Company will include the Lobbying Proposal in the 2017 Proxy Materials. As a result, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(11).

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (Jul. 7, 1976). Rule 14a-8(i)(10) does not require that a company implement every detail of a proposal in order to rely on the exclusion. *See generally* SEC Release No. 34-20091 (Aug. 16, 1983). In fact, until 1983 the SEC had taken the position that a company needed to implement every aspect of a proposal in order to exclude it under Rule 14a-8(i)(10). In 1982, the SEC proposed abandoning this position, noting:

> The staff has granted no-action requests pursuant to paragraph (c)(10) only in those circumstances where the action requested by the proposal already has been "fully" effected. As a result of this interpretation proponents have argued successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal because the proposal has not been "fully" effectuated. As a means of eliminating this problem, the Commission is considering revising its interpretation of paragraph (c)(10) to permit the omission of a proposal as moot if the issuer has "substantially" implemented the action requested by the proposal. While the subjectivity of such an interpretation of paragraph (c)(10) may raise further interpretive problems, the Commission believes that the current interpretation may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process.

SEC Release No. 34-19135 (Oct. 14, 1982). The SEC adopted this revised approach in 1983.

Based on its revised approach, the Staff has taken the position that a proposal has been "substantially implemented" and may be excluded as moot when a company can demonstrate that it already has taken actions to address the essential elements of the proposal. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010)(proposal requesting report disclosing its policies and procedures for political contributions, excludable under Rule 14a-8(i)(10) based on Exelon's publicly-disclosed political spending report); *NetApp, Inc.* (Jun. 10, 2015)(proposal requesting elimination of supermajority voting provisions, excludable under Rule 14a-8(i)(10) based on the fact that the company had already eliminated all supermajority voting requirements from the company's bylaws). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the Company subscribe to the "Valdez Principles" excludable based on the fact that the company had already adopted policies, practices and procedures with respect to the environment that compared favorably to the Valdez Principles).

The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See*, *e.g.*, *FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by the "Succession Planning and Management Development" section of FedEx's publicly disclosed Corporate Governance Guidelines); *Citigroup Inc.* (Jan. 19, 2010) (proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director substantially implemented by the fact that the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting publication of a sustainability report substantially implemented by the fact that the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization (ILO) human rights standard substantially implemented where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); and *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting a code of conduct for its overseas suppliers substantially implemented by existing company guidelines).

B. The Company Has Substantially Implemented the Proposal

The Company has substantially implemented the Proposal because its public disclosures compare favorably to those requested in the Proposal. In particular, the Company's securities filings, website and published reports, when taken together, address each essential aspect of the Proposal.

1. Process for Identifying, Evaluating and Prioritizing Public Policy Issues of Interest to the Company.

As described in the Company's 2016 proxy statement the Public Policy Committee "is responsible for assisting the Board of Directors in fulfilling its responsibilities relating to the Company's public policy, health care reform and modernization activities, political contributions, government relations, community and charitable activities and corporate social responsibility" and "oversee[s] the risks associates with these activities."

The Public Policy Committee's charter, a copy of which is attached as Exhibit C and which is available on the Company's website, further explains that the committee's responsibilities include oversight "in cooperation with management [of] the identification, evaluation and monitoring of social, legislative, regulatory and policy issues . . . that affect or could affect the Company's business reputation, business activities and performance and review the Company's public policy positions in relation thereto." The committee is also charged with "[r]eview[ing] and recommend[ing] to the [Board of Directors] policies, positions and practices concerning broad public policy issues."

More information regarding the Company's process for identifying, evaluating and prioritizing public policy issues of interest to the Company is described in the Company's Center for Health Reform & Modernization (the "*Health Reform Center*").

As described on the website, the purpose of the Health Reform Center is to identify the public policy issues of interest to the Company:

> Drawing on our internal expertise, data, and extensive external experiences and partnerships, the Center for Health Reform & Modernization analyzes key health care issues and develops innovative policies and practical solutions for the health care challenges facing our nation.
>
> In January 2009, UnitedHealth Group launched the Center for Health Reform & Modernization to present proven strategies to contain costs and improve quality and care. We continue to demonstrate our commitment to health care modernization by offering solutions based on proven policies and best practices, and we share this information in the United States and internationally with: the public, policymakers, academics, researchers, providers, health plans, employers, and other key health care stakeholders.

Excerpts from Health Reform Center are attached hereto in Exhibit D. The Health Reform Center serves as a key resource through which the Company identifies, evaluates and prioritizes relevant public policy issues.

The Company also describes its policy formation process in its 2015 US Political Contributions and Activity Report, attached hereto as Exhibit E (the "*2015 Contributions Report*"). The 2015 Contributions Report discloses that that the Company's "[a]dvocacy efforts are led by Government Affairs with participation throughout our businesses, and are subject to oversight by senior UGH management and the Public Policy Strategies and Responsibility Committee of our Board of Directors". The 2015 Contributions Report also discloses the following:

> In addition to overseeing our advocacy efforts, the Public Policy Strategies and Responsibility Committee assists the Board of Directors in fulfilling its responsibilities relating to our public policy, health care reform and modernization activities, political contributions, government affairs, community and charitable activities, third party activities (including trade associations and industry groups), and corporate social responsibility, and is responsible for overseeing the risks associated with these activities. The Committee receives regular reports from our leadership on these matters, oversees our policies, and reviews the purposes and benefits of these activities at each meeting. The Committee provides reports of its activities to our Board of Directors at each in-person meeting.

The Company also publishes a Political Contributions Policy on its website, a copy of which is attached hereto as Exhibit F, which outlines guidelines for the Company's state, local and federal spending and activity. That policy provides additional information regarding the process by which the Company identifies, evaluates and prioritizes public policy issues:

> The Public Policy Strategies and Responsibility Committee (the "*Committee*") of the Board of Directors monitors compliance with this policy. Management will report at least semi-annually to the Committee regarding political contributions made by the Company and its PACs pursuant to this Policy, including the purpose and benefit of the political contributions.
>
> The Political Contributions Policy further provides:
>
> All political contributions made by the Company must (1) comply with all applicable laws and regulations in the jurisdictions in which the contributions are made (including the United States Foreign Corrupt Practices Act); and (2) adhere to this policy and the UnitedHealth Group Code of Conduct: Our Principles of Ethics & Integrity. Any political contribution made by the Company must be approved in advance by the Company's office of the Senior Vice President for Government Affairs and the Corporate Legal Department. In addition to these approvals, political contributions in excess of $200,000 to a single candidate, party, committee, referendum, or ballot initiative in a calendar year must also be approved in advance by the Senior Executive responsible for Government Affairs. The Committee may, by resolution, establish an annual aggregate spending limit for political contributions made by the Company.

The Political Contributions Policy also provides that "All political contributions must reflect the Company's interests and not those of its individual officers or directors. No contribution will be given in anticipation of, in recognition of, or in return for an official act."

Finally, the Company has disclosed in its periodic reports that it considers public policy issues as they arise in the course of its business. For example, the Company disclosed in its 2015 annual report on Form 10-K (the "*2015 Annual Report*"), that the Company "frequently evaluate[s] and adjust[s] our approach in each of the local markets we serve, considering all relevant factors, such as . . . legislative and regulatory considerations."

2. Identification and Description of Public Policy Issues of Interest to the Company.

The Proposal requests that the Company identify and describe the public policy issues of interest to it. The Company already provides this information in its public disclosures. The Company's advocacy and legislative priorities at the federal and state levels are publicly disclosed in the Company's "Modern, High-Performing, Simpler Health Care System" proposal, a copy of which is attached hereto as Exhibit G (the "*Policy Report*"), which includes policy principles and proposals such as:

- Expand access to care by streamlining and modernizing health coverage options, including through policy and local market-based solutions that:

  - preserve and build on Employer-Sponsored Insurance;
  - achieve more affordable, sustainable, and higher-value coverage for consumers;
  - ensure stable payments for care providers; and
  - create new cost-effective State-Federal partnerships that expand coverage and use effective and enhanced State-based administration systems and proven enrollment strategies to simplify the application and enrollment processes for consumers

- Provide affordable, high-quality access to care for the remaining uninsured by:
  - Creating subsidized State-based coverage platforms that consolidate available Federal funding to provide stable, high-quality health care coverage;
  - Utilizing State-based administrative platforms to maximize the adoption of proven information systems, leverage data and analytics, and streamline administration; and
  - Enabling a more robust and sustainable unsubsidized individual marketplace

- Make health care more affordable by:
  - Transitioning to value-based pricing and payments;
  - Enabling and incentivizing consumer-directed health care; and
  - Enhancing health care system productivity

- Support and modernize Medicare, including by:
  - Protecting, building upon and improving the Medicare Advantage Program;
  - Providing all beneficiaries with proven value-based care management programs;
  - Fostering innovation and empowering all beneficiaries to engage in health decision-making and appropriate care; and
  - Improving original Medicare’s existing infrastructure

The Company's public policy priorities are further described in the Health Reform Center section of the Company's website, which identifies eight key issues: Increasing Coverage, Children's Health, Chronic Conditions, Health IT And Innovation, Medicare & Medicaid Modernization, Primary Care, Rural Health And Specialty Pharma. Each of these policy issues is accompanied by reports on these subjects.

The 2015 Contributions Report also sheds light on the subject. It indicates that the Company "engages in efforts to shape and inform public policy decisions that have the potential to impact the quality and delivery of health care that affect our customers, employees, consumers, and the communities in which we operate," including with respect to the following goals:

- Foster innovative solutions that produce consistent, high-quality health care at a lower cost and modernize the health care system;

- Promote policies that address the underlying cost drivers in order to put our health care system on a path towards sustainability; and

- Ensure that all Americans have access to quality, affordable health care coverage.

In addition to these voluntary disclosures, the 2015 Annual Report included information regarding the key regulatory issues facing the Company's business in the "Government Regulation" (Item 1. Business, pages 9 – 12), "Risk Factors" (Item 1A. Risk Factors, pages 15 – 18, 22), and "Regulatory Trends and Uncertainties" (Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations (the "*MD&A*"), pages 29 – 30) disclosures in the Form 10-K. The "Government Regulation" section of the Company's Form 10-K includes a discussion of the laws and regulations that are important to the Company's business, including topics such as health care reform, privacy, security and data standards regulation, ERISA, state health care regulation, state guaranty fund assessments, pharmacy regulation, state privacy and security regulations, corporate practice of medicine and fee-splitting laws, consumer protection laws, banking regulation, international regulation and competition.

Similarly, the MD&A in the Company's 2015 Annual Report discloses that the Company's "review of regulatory considerations involves a focus on minimum [medical loss ratio] thresholds and the risk adjustment and reinsurance provisions that impact the small group and individual markets," and the Company "remain[s] dedicated to partnering with those states that are committed to the long-term viability of their [Medicaid] programs." The Company also provides an update regarding regulatory matters in the "Regulatory Trends and Uncertainties" as part of its quarterly MD&A disclosures. A copy of an excerpt of the Company's Third Quarter 2016 Report on Form 10-Q is attached hereto as Exhibit H.

Finally, the Company has identified a number of other policy areas inside and outside of the health care field, including environmental protection and diversity, in which it is interested through a section on its website concerning the Company's commitment to social responsibility and an annual Social Responsibility Report. Copies of excerpts of the Company's website dedicated to social responsibility is publicly available at: http://www.unitedhealthgroup.com/~/media/UHG/PDF/2015/UNH-2015-Social-Responsibility-Report.ashx?la=en.

3. Prioritization of Public Policy Issues By Importance to Creating Shareholder Value.

The Proposal requests the Company prioritize those public policy issues of interest to it "by importance to creating shareholder value." As disclosed in the 2015 Contributions Report, the Company's "advocacy and legislative priorities at the Federal and State levels are set forth in [certain policy reports], which contain detailed information about our positions on health care reform and other public policy issues and are available on our website." We believe that the Policy Report makes clear to investors and other stakeholders the key public policy issues that the Company is prioritizing. The report sought by the Proposal would not change the substance or presentation of the information conveyed to shareholders with respect to the Company's public policy priorities.

Taken together, the Company's public disclosures provide shareholders with a detailed understanding of the Company's priorities with respect to public policy issues, without disclosing confidential or sensitive proprietary information.

4. Explanation of Business Rationale for Prioritization of Public Policy Issues.

The Proposal seeks an explanation from the Company of the business rationale for its prioritization of public policy issues. As described above, the Company has explained in detail to shareholders the business rationale for its prioritization of public policy issues, dedicating the Health Reform Center, the 2015 Contributions Report, the Policy Report and multiple sections of the 2015 Annual Report to such an explanation. This is best described in the 2015 Contributions Report, which states that:

> UnitedHealth Group engages in activities to advocate for our positions on public policy issues with elected officials and other stakeholders at the International, Federal, State, and local levels – issues that affect our company, shareholders, employees, and customers. Our goal is to help shape and inform public policy decisions that have the potential to affect our business, customers, employees, consumers, and the communities in which we operate and accomplish our mission of helping people live healthier lives. Our advocacy and legislative priorities at the Federal and State levels are set forth in our "Roadmap for Transforming America's Health Care System" and "Playbook for States Seeking to Modernize Their Health Care Systems," which contain detailed information about our positions on health care reform and other public policy issues and are available on our website.

Based on the foregoing, we believe that the Company has substantially implemented the Proposal and should be permitted to exclude it from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). That is because the Company's numerous disclosures address the essential objective of the Proposal – providing investors with greater information regarding the policy issues that the Company believes are important. The Staff has granted no-action relief under similar circumstances. *See, e.g.*, *Target Corp.* (Mar. 26, 2013) (proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, excludable where the company addressed such matters in a Corporate Responsibility Report and in its proxy statement). The Company's disclosures as a whole satisfy the basic purpose, and essential elements, of the Proposal and inform its shareholders (including Proponent) of the Company's public policy activities. To find otherwise merely because the precise form of the Company's disclosures on public policy issues differs from that requested in the Proposal would undermine the animating purpose of the substantial implementation standard: to avoid elevating form over substance. SEC Release No. 34-20091 (Aug. 16, 1983).

Indeed, the Staff has granted no action relief under Rule 14a-8(i)(10) in several similar situations, including in circumstances in which the company had not met every detail of the shareholder proposal. *See Boeing, Inc*. (Feb. 3, 2016) (proposal requesting semi-annual report on charitable contributions, excludable where the company updated its disclosures annually); *TECO Energy, Inc.* (Feb. 21, 2013) (proposal requesting report on the environmental and public health effects of mountaintop removal operations, excludable where the company included information that was responsive to the proposal in its Corporate Sustainability Report); *Exelon, Inc*. (Feb. 26, 2010) (no action relief granted where shareholder proposal called for identification of all persons who participated in political contributions and company disclosed those persons required to review and approve political contributions); *The Dow Chemical Company* (Mar. 5, 2008) (no action relief granted where shareholder proposal suggested disclosure of how company's actions had reduced its impact on global climate change and company disclosed only the actions themselves).

Because the essential elements of the Proposal have already been addressed through numerous disclosures by the Company, the Proposal should be excluded from the 2017 Proxy Materials.

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to an Ordinary Business Matter.

A. Rule 14a-8(i)(7) Background

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to a company's "ordinary business" operations. The term "ordinary business" is used in Rule 14a-8(i)(7) in a manner that "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

SEC Release No. 34-40018 (May 21, 1998).

In determining whether a shareholder proposal concerns a matter of ordinary business, the Commission has identified two "central considerations." *First*, certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to director shareholder oversight," whereas proposals that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote" are not ordinary business matters. *Id*. *Second*, the Commission considers the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," such as "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id*.

A proposal requesting the publication of a report, moreover, may be excludable under Rule 14a-8(i)(7) if the matters addressed therein are within the ordinary business of the issuer. *See* SEC Release No. 34-20091 (Aug. 16, 1983).

B. The Proposal Seeks a Report on Subject Matter that Concerns the Ordinary Business of the Company

The Proposal is excludable under Rule 14a-8(i)(7) because it concerns the day-to-day business activities of the Company; maximizing shareholder value in connection with the identification, evaluation and prioritization of public policy issues is a quintessential ordinary business matter. The supporting statement makes clear that the Proposal is principally focused on ensuring that the Company uses its political spending and lobbying activities to maximize shareholder value. In fact, the Proposal is fundamentally different than most political spending and lobbying proposals, which implicate the corporate governance and policy issues raised by political spending and lobbying activities. This is evident from several of the statements in the supporting statement:

- If the Company chooses, the Board might consider disclosing in its report what actions federal, state and local governments might take to assist the Company's ability to thrive and create value for the Company, its investors and its workforce.

- Corporate America has in recently [sic] faced unprecedented challenges in the form of increased regulation and taxation combined with demands from special interest groups with little, if any, interest in creating either shareholder value or opportunities for the Company to grow, create jobs and add wealth to the communities in which the Company operates.

- Today's changing political climate offers a unique opportunity for corporations to once again thrive in America. Analysts have concluded that very many newly-elected officeholders intend to make improving conditions for business growth to be a high priority of their terms of office.

- Shareholders hope the Company will not be passive in the face of this opportunity. If the Company chooses, without exposing proprietary or otherwise confidential information that could make it less competitive or otherwise harm the Company, it may consider communicating to elective officials, regulators, the news media, and or the public at-large what policies would best help the Company, and through it, the communities it serves, thrive.

- If it chooses, the Company might also consider developing plans to defend assaults on the Company and to defend the Company's decisions, when the Company chooses to make them, to not to be involved in political or social change campaigns that are outside the Company's interests.

This is a stark contrast to a similar proposal submitted by the Proponent to General Electric in 2011. *See generally General Electric Company* (Jan. 18, 2011). In that instance, the Staff denied no-action relief under Rule 14a-8(i)(7) with respect to a proposal that included a nearly identical resolution as the Proposal, but a vastly different supporting statement. There, the supporting statement made clear that the proposal was focused on certain social policy considerations related to the company's political spending activities:

> As General Electric's primary responsibility is to create shareholder value, the company should ensure its legislative and regulatory public policy advocacy activities advance the company's long-term interests and shareholder value in a transparent and lawful manner.
>
> The company's current disclosure about its public policy interests and advocacy is inadequate, especially given the significant amount of shareholder money GE spends on lobbying activities. OpenSecrets.org reported November 5, 2010 that GE had reported paying $32,060,000 in lobbying expenditures in 2010.
>
> Greater transparency surrounding the company's lobbying activities is in the best interest of the company and shareholders, Absent a system of accountability, company assets could be used in support of policy objectives that are not in the company's long-term interest.
>
> CEO Jeff Immelt is closely associated with President Obama and his policy agenda. Mr. Immelt serves on the President's Economic Recovery Advisory Board and GE has supported some of the President's policy agenda, including cap-and-trade legislation and the $787 billion stimulus

> plan.
>
> Mr. Immelt has engaged in a high-profile lobbying effort to promote global warming-related cap-and-trade legislation by testifying in Congress, by participating in the United States Climate Action Partnership and conducting media interviews.
>
> GE also lobbied for Congressional funding of the company's F136 engine for the Defense Department's joint strike fighter jet.
>
> GE benefited from the economic stimulus plan as a recipient of at least $49 million in grant contracts. The company's support of cap-and-trade is partially responsible for passage of the Waxman-Markey climate change legislation in the House of Representatives.
>
> GE's close association with President Obama may prove detrimental to the long-term interests of shareholders. The Company's involvement in lobbying for and then receiving taxpayer money from the stimulus plan has drawn criticism from conservative media and activists.
>
> Cap-and-trade legislation is controversial and its unpopularity influenced the outcome of Congressional races in 2010.
>
> GE's position on cap-and-trade, Congressional earmarks, and the controversial stimulus package may put the Company on a collision course with "Tea Party" activists – a significant political and social movement opposed to the growth of government that is well-regarded by many Members of Congress.
>
> Disclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities.

By focusing on policy issues raised by political spending, the proposal in the *General Electric* letter was similar to other no-action letters where the Staff has taken the view that shareholder proposals that focus on the policy considerations raised by political spending and lobbying activities may not be excluded in reliance on the ordinary business exclusion. *See, e.g., Deere & Company* (Dec. 3, 2015) (denying relief under Rule 14a-8(i)(7) with respect to a proposal requesting a report to shareholders annually a congruency analysis between the company's corporate values and the company's and the John Deere Political Action Committee's political and electioneering contributions and policy activities); *FirstEnergy Corp.* (Feb. 19, 2015) (denying relief under Rule 14a-8(i)(7) with respect to a proposal requesting information regarding its lobbying activities); *Johnson & Johnson* (Jan. 23, 2014)(denying relief under Rule 14a-8(i)(7) with respect to a proposal requesting a policy using consistent incorporation of corporate values and report to shareholders contributions which may appear incongruent with the company's corporate values); *EQT Corporation* (Jan. 23, 2013) (denying relief under Rule 14a-8(i)(7) with respect to a proposal requesting a policy prohibiting the use of treasury funds for direct and indirect political contributions).

In contrast to these letters, the Proposal does not focus on the social policy issues associated with the Company's political spending activities. It focuses on maximizing shareholder value, similar to other no-action letters related to political spending and lobbying activities for which the staff has granted no action relief on the ground that the thrust of the proposal focused on ordinary business matters. *See, e.g.*, *JPMorgan Chase & Co*. (Feb. 18, 2015) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting the adoption of policy principles described in the proposal) (the "*2015 JP Morgan Letter*"); *PG&E Corporation* (Feb. 4, 2015) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions, where the Staff noted "In this regard, we note that the proposal relates to contributions to specific types of organizations"); *CVS Caremark Corporation* (Feb. 19, 2014) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting adoption of health care reform principles specified in the proposal, where the Staff noted "we note that the proposal appears directed at involving CVS in the political or legislative process relating to an aspect of CVS's operations. We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to CVS's business operations"); *PepsiCo, Inc.* (Mar. 3, 2011) (granting relief under Rule 14a-8(i)(7) with respect to a proposal that requested a report on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities, where the Staff noted that "In our view, the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities.").

The 2015 JP Morgan Letter is particularly relevant because the principles to be adopted were similar to the approach advocated by the Proposal. Specifically, the shareholder proposal in the 2015 JP Morgan Letter requested the adoption of principles focused on shareholder value:

Policy Principles

While always operating within the limits of the law:

- Our company owes no political or financial allegiance to any public jurisdiction or government;
- Our company should maximize shareholder value, regardless of any consequences of such conduct on people or communities;
- Our company should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders;

- Furthermore, within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents;
- The sole purpose of our company should be to enrich its managers and shareholders;
- The soul moral obligation of the directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct.

In a very similar fashion, the Proposal indicates that "The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value." Further, it requests that the report "Prioritize the issues by importance to creating shareholder value," while the supporting statement makes many references to the need for political spending activities to create value including the statement that "the Board might consider disclosing in its report what actions federal, state and local governments might take to assist the Company's ability to thrive and create value for the Company, its investors and its workforce" and takes issue with regulatory response to "demands from special interest groups with little, if any, interest in creating either shareholder value or opportunities for the Company to grow." In the 2015 JP Morgan Letter the Staff granted no-action relief notwithstanding the fact that the proposal involved political spending and lobbying activity. We believe that the same result is warranted here.

The proposal's focus on maximizing shareholder value provides a basis for exclusion. The SEC has consistently taken the position that proposals seeking to have companies maximize shareholder value may be excluded under the ordinary business exclusion unless the proposal seeks a significant transaction. *See, e.g., General Electric Company* (Jan. 5, 2011) (granting relief under Rule 14a-8(i)(7) regarding a proposal that "directs the board to challenge management to adopt, pursue, and communicate available value creating strategies for its principal worldwide infrastructure operations and to change the company's structure so that all shareholders and new investors can own GE Capital as a separate publicly traded corporation," where the staff noted "Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary transactions and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)"); *Rite Aid Corporation* (Mar. 16, 2006) (granting relief under Rule 14a-8(i)(7) regarding a proposal requesting that "the board use its authority to maximize stockholder value by either making changes necessary to improve operating performance or finding a buyer for the company"); *PepsiAmericas, Inc.*, (Feb. 11, 2004) (granting relief under Rule 14a-8(i)(7) regarding a proposal requesting that "the board assert its fiduciary duty to represent and protect all owners and direct management to pursue the company's objective to maximize shareholder value by focusing on its business planning and execution on available value creating strategies").

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Proposal from the 2017 Proxy Materials. Please note that the Company expects to submit its proxy materials for printing no later than April 19, 2017; consequently, the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 662-5500 or Amy L. Schneider, Deputy General Counsel of the Company, at (952) 936-4986.

Sincerely,



Keir D. Gumbs

Enclosures

cc: Ms. Amy L. Schneider
Mr. David Ridenour

FISMA & OMB Memorandum M-07-16

December 20, 2016

Via FedEx

Dannette L. Smith
UnitedHealth Group Center
9900 Bren Road East
Attention: Secretary to the Board of Directors
Minnetonka, Minnesota 55343

Dear Ms. Smith,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the UnitedHealth Group (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned UnitedHealth Group stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to David Ridenour, ***FISMA & OMB Memorandum M-07-16***

Sincerely,



David Ridenour

Enclosure: Shareholder Proposal

Lobbying Priorities Report

Whereas:

UnitedHealth Group's primary duty is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value.

Resolved: The proponent requests that the Board of Directors, at reasonable cost and omitting proprietary information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

Supporting Statement:

If the Company chooses, the Board might consider disclosing in its report what actions federal, state and local governments might take to assist the Company's ability to thrive and create value for the Company, its investors and its workforce.

Corporate America has in recently faced unprecedented challenges in the form of increased regulation and taxation combined with demands from special interest groups with little, if any, interest in creating either shareholder value or opportunities for the Company to grow, create jobs and add wealth to the communities in which the Company operates.

Today's changing political climate offers a unique opportunity for corporations to once again thrive in America. Analysts have concluded that very many newly-elected officeholders intend to make improving conditions for business growth to be a high priority of their terms of office.

The pursuit of shareholder value in a lawful manner is a social good.

Shareholders hope the Company will not be passive in the face of this opportunity. If the Company chooses, without exposing proprietary or otherwise confidential information that could make it less competitive or otherwise harm the Company, it may consider communicating to elective officials, regulators, the news media, and or the public at-large what policies would best help the Company, and through it, the communities it serves, thrive.

If it chooses, the Company might also consider developing plans to defend assaults on the Company and to defend the Company's decisions, when the Company chooses to make them, to not to be involved in political or social change campaigns that are outside the Company's interests.


earthsmart
FedEx carbon-neu
envelope shipping



Align top of FedEx Express® shipping label here.

FedEx Express Package US Airbill

FedEx Tracking Number ***FISMA & OMB Memorandum M-07-16***

Form ID No. 0215 — Recipient's Copy

1 From
Date 12/20/16
Sender's Name DAVID RIDENOUR — Phone ***FISMA & OMB Memorandum M-07-16***
Company NATIONAL CTR FOR PUB PLCY RES
Address 501 CAPITOL CT NE STE 200 — Dept./Floor/Suite/Room
City WASHINGTON State DC ZIP 20002-7708

2 Your Internal Billing Reference

3 To
Recipient's Name DANNETTE SMITH — Phone
Company UNITEDHEALTH GROUP
Address UNITEDHEALTH GROUP CENTER — Dept./Floor/Suite/Room
We cannot deliver to P.O. boxes or P.O. ZIP codes.
HOLD Weekday — FedEx location address REQUIRED. NOT available for FedEx First Overnight.
Address 9900 BREN ROAD EAST
Use this line for the HOLD location address or for continuation of your shipping address.
HOLD Saturday — FedEx location address REQUIRED. Available ONLY for FedEx Priority Overnight and FedEx 2Day to select locations.
City MINNETONKA State MN ZIP 55343

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

4 Express Package Service *To most locations.
NOTE: Service order has changed. Please select carefully.
Packages up to 150 lbs.

Next Business Day:
- [ ] FedEx First Overnight — Earliest next business morning delivery to select locations. Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Priority Overnight — Next business morning.* Friday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [x] FedEx Standard Overnight — Next business afternoon.* Saturday Delivery NOT available.

2 or 3 Business Days:
- [ ] FedEx 2Day A.M. — Second business morning.* Saturday Delivery NOT available.
- [ ] FedEx 2Day — Second business afternoon.* Thursday shipments will be delivered on Monday unless SATURDAY Delivery is selected.
- [ ] FedEx Express Saver — Third business day.* Saturday Delivery NOT available.

5 Packaging *Declared value limit $500.
- [x] FedEx Envelope*
- [ ] FedEx Pak*
- [ ] FedEx Box
- [ ] FedEx Tube
- [ ] Other

6 Special Handling and Delivery Signature Options
- [ ] SATURDAY Delivery — NOT available for FedEx Standard Overnight, FedEx 2Day A.M., or FedEx Express Saver.
- [ ] No Signature Required — Package may be left without obtaining a signature for delivery.
- [x] Direct Signature — Someone at recipient's address may sign for delivery. Fee applies.
- [ ] Indirect Signature — If no one is available at recipient's address, someone at a neighboring address may sign for delivery. For residential deliveries only. Fee applies.

Does this shipment contain dangerous goods? One box must be checked.
- [x] No
- [ ] Yes — As per attached Shipper's Declaration.
- [ ] Yes — Shipper's Declaration not required.
- [ ] Dry Ice — Dry Ice, 9, UN 1845 ___ x ___ kg
- [ ] Cargo Aircraft Only

Dangerous goods (including dry ice) cannot be shipped in FedEx packaging or placed in a FedEx Express Drop Box.

7 Payment Bill to:
Enter FedEx Acct. No. or Credit Card No. below. Obtain recip. Acct. No.
- [x] Sender — Acct. No. in Section 1 will be billed.
- [ ] Recipient
- [ ] Third Party
- [ ] Credit Card
- [ ] Cash/Check

Total Packages 1 — Total Weight — lbs. — Credit Card Auth.

†Our liability is limited to US$100 unless you declare a higher value. See the current FedEx Service Guide for details.

611

Rev. Date 2/12 • Part #163134 • ©1994–2012 FedEx • PRINTED IN U.S.A. SRS

fedex.com 1.800.GoFedEx 1.800.463.3339

Sender: You must seal flap before shipping.

UNITEDHEALTH GROUP

Amy L. Schneider
Deputy General Counsel
9900 Bren Road East, MN008-T700
Minnetonka, MN 55343
Tel (952) 936-4986 | Fax (952) 936-3096

January 3, 2017

VIA UPS

David Ridenour

FISMA & OMB Memorandum M-07-16

Dear Mr. Ridenour:

I am writing on behalf of UnitedHealth Group Incorporated ("UnitedHealth") regarding the Rule 14a-8 shareholder proposal entitled "Lobbying Priorities Report" (the "Proposal") you submitted for consideration at UnitedHealth's 2017 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. UnitedHealth's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from you evidencing that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to UnitedHealth. In this regard, our records indicate that the Proposal was submitted by you via FedEx on December 20, 2016.

To remedy this defect, you must submit sufficient proof of ownership of UnitedHealth shares by you. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 20, 2016), you have continuously held the requisite number of UnitedHealth shares for at least one year.

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of UnitedHealth shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you have continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your UnitedHealth shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know its holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from the broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information. Additional guidance regarding the sufficiency of proof of ownership letters provided by affiliates of DTC participants or by securities intermediaries that are not brokers or banks is provided in SEC Staff Legal Bulletin No. 14G, a copy of which is enclosed for your information.

For the Proposal to be eligible for inclusion in the UnitedHealth's proxy materials for the 2017 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at amy.l.schneider@uhg.com. Alternatively, you may transmit any response by facsimile to me at (952) 936-3096.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Amy L. Schneider
Deputy General Counsel

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F
Division of Corporation Finance Staff Legal Bulletin No. 14G

UNITEDHEALTH GROUP INCORPORATED
BOARD OF DIRECTORS
PUBLIC POLICY STRATEGIES AND RESPONSIBILITY COMMITTEE CHARTER
(July 1, 2015)

INTRODUCTION AND PURPOSE

UnitedHealth Group Incorporated (the "Company") is a publicly-held company and operates in a complex, dynamic, highly competitive, and regulated environment. The Company's business is highly regulated at both the federal and state level. The Company is committed to constructively participating in the development of healthcare policy, in good corporate citizenship and in improving the health and quality of the life of communities that it serves. The Public Policy Strategies and Responsibility Committee's (the "Committee") primary purpose is to carry out and perform the responsibilities and duties set forth in this Charter.

COMPOSITION

The Committee shall be comprised of a number of directors as determined by the Board of Directors (the "Board"). The members of the Committee are appointed by the Board and serve until their successors are duly appointed or until their retirement, resignation, death or removal by the Board. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least four times annually at a place and time determined by the Chair, or more frequently as necessary. To the extent practicable, each Committee member shall attend each regularly scheduled Committee meeting in person. A majority of the Committee members currently holding office constitutes a quorum for the transaction of business. The Committee shall take action by the affirmative vote of a majority of the Committee members present at a duly held meeting or by written action signed in the manner and by the number of Committee members required under the Company's Certificate of Incorporation and Bylaws and applicable law. The Chair shall convene and chair meetings of the Committee, set agendas for meetings, and determine the Committee's information needs. In the absence of the Chair at a duly convened meeting, the Committee shall select a temporary substitute from among its members. The Committee may invite to its meetings any member of management and such other persons as it deems appropriate in order to carry out its responsibilities. All other Board members have a standing invitation to attend meetings of the Committee.

RESPONSIBILITIES AND DUTIES

The Committee has the following responsibilities and duties:

1. Public Policy

- Oversee, in cooperation with management the identification, evaluation and monitoring of social, legislative, regulatory and policy issues, both domestic and international, that affect or could affect the Company's business reputation, business activities and performance and review the Company's public policy positions in relation thereto.

- Oversee the manner in which the Company conducts its public policy and government relations activities.

- Review and recommend to the Board policies, positions and practices concerning broad public policy issues, including those that relate to:

  - healthcare policy and regulatory issues;
  - civic activities and business practices that impact communities in which the Company does business;
  - the Company's involvement with charitable, political, social, educational and community organizations; and
  - responsible environmental practices.

- Review and recommend to the Board any changes to the Company's Political Contributions Policy periodically.

- Review at least semi-annually political contributions made by the Company and its political action committees and approve the public disclosure of such contributions.

- Oversee the Company's external relations functions and activities.

2. Corporate Social Responsibility

- Monitor and evaluate the Company's corporate citizenship programs and community relations activities, including support of charitable, educational, community-based and similar organizations.

3. Other Responsibilities

- Report regularly to the Board on Committee actions and any significant issues considered by the Committee.

- Perform such other functions as assigned by law, the Company's Certificate of Incorporation or Bylaws, or the Board.

DELEGATION

The Committee may, in its discretion, form and delegate authority to subcommittees, including a single member, when appropriate and consistent with applicable law.

PERFORMANCE EVALUATION

The Committee shall conduct an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions to this charter deemed necessary or desirable, although the Board shall have the sole authority to amend this charter. The performance evaluation shall be conducted in such manner as the Committee deems appropriate.

RESOURCES AND AUTHORITY

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including retaining outside counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to retain and terminate any such counsel or advisor, including sole authority to approve its fees and other retention terms.



About the Center for Health Reform & Modernization

Drawing on our internal expertise, data, and extensive external experiences and partnerships, the Center for Health Reform & Modernization analyzes key health care issues and develops innovative policies and practical solutions for the health care challenges facing our nation.

In January 2009, UnitedHealth Group launched the Center for Health Reform & Modernization to present proven strategies to contain costs and improve quality and care. We continue to demonstrate our commitment to health care modernization by offering solutions based on proven policies and best practices, and we share this information in the United States and internationally with: the public, policymakers, academics, researchers, providers, health plans, employers, and other key health care stakeholders.

Contact

To contact the Center for Health Reform & Modernization please write to:

Executive Director
UnitedHealth Group Center for Health Reform & Modernization
701 Pennsylvania Ave. NW, Suite 200
Washington, D.C. 20004
USA

SITES ⌄ Also visit LANGUAGE ⌄ 

White Papers > (http://www.unitedhealthgroup.com/Newsroom/Newsroom.aspx?q=%22Working%20Paper%22&partialfields=%28Topics:Health%20Reform%29&as_q=site:www.unitedhealthgroup.com/newsroom/articles&sort=date%3AD%3AS%3Ad1)

Health Reform News > (/Newsroom/Newsroom.aspx?q= &partialfields=(Topics:Health Reform)&as_q=site:www.unitedhealthgroup.com/newsroom/articles&sort=date%3AD%3AS%3Ad1)

Innovation > (/Programs/Default.aspx)

Reports > (/Reports/Default.aspx)

More Health Care Modernization (/Modernization/Default.aspx)

About the Center > (/Modernization/About.aspx)

Reform & Modernization Solutions > (/Modernization/Plan.aspx)

Modernization Ideas > (/Modernization/Solutions.aspx)

Key Issues > (/Modernization/KeyIssues.aspx)

SITES LANGUAGE 

UNITEDHEALTH GROUP® (/Default.aspx)

Home (/Default.aspx)

About (/About/Default.aspx)

Businesses (/Businesses/Default.aspx)

Social Responsibility (/SocialResponsibility/Default.aspx)

Investors (/Investors/Default.aspx)

Newsroom (/Newsroom/Newsroom.aspx)

Careers (http://careers.unitedhealthgroup.com/)

UnitedHealthcare (http://www.uhc.com/)

Optum (https://www.optum.com/)

UnitedHealth Group Ventures (http://www.uhgventures.com/)

search 

 (https://twitter.com/UnitedHealthGrp)

 (https://www.linkedin.com/company/unitedhealth-group)

 (http://www.unitedhealthgroup.com/Newsroom/RSS.aspx)

CONTACT US (/CONTACTUS.ASPX) | FOR SUPPLIERS (/SUPPLIERS/DEFAULT.ASPX) | SITE MAP (/SITEMAP.ASPX) | PRIVACY POLICY (/PRIVACY.ASPX) | TERMS OF USE (/TERMSOFUSE.ASPX)

2015
US Political Contributions & Related Activity Report

UNITED FOR HEALTH PAC



LETTER FROM THE CHAIRMAN

Our workforce of more than 225,000 people is dedicated to helping people live healthier lives and helping to make the health system work better for everyone.

Technological change, new collaborations, market dynamics and a shift toward building a more modern infrastructure for health care are driving rapid evolution of the health care market. Federal and state policy-makers, on behalf of their constituents and communities, continue to be deeply involved in this changing marketplace. UnitedHealth Group remains an active participant in the political process to provide proven solutions that enhance the health system. The United for Health PAC is an important component of our overall strategy to engage with elected officials and policy-makers, to communicate our perspectives on priority issues, and to share with them our capabilities and innovations.

The United for Health PAC is a nonpartisan political action committee supported by voluntary contributions from eligible employees. The PAC supports federal and state candidates who align with our business objectives to increase quality, access, and affordability in health care, in accordance with applicable election laws and as overseen by the UnitedHealth Group Board of Directors' Public Policy Strategies and Responsibility Committee.

UnitedHealth Group remains committed to sharing with federal and state governments the advances and expertise we have developed to improve the nation's overall health and well-being.



Steve Heyman
United for Health PAC Chairman
Senior Vice President and Head of UHG Government Affairs

POLITICAL CONTRIBUTIONS AND RELATED ACTIVITY

UnitedHealth Group's mission is to help people live healthier lives and to help the health care system work better for everyone.

UnitedHealth Group engages in efforts to shape and inform public policy decisions that have the potential to impact the quality and delivery of health care that affect our customers, employees, consumers, and the communities in which we operate. We have a corporate responsibility to our customers, our employees, our shareholders, and the people we serve across the health care community to continue to:

- Foster innovative solutions that produce consistent, high-quality health care at a lower cost and modernize the health care system;
- Promote policies that address the underlying cost drivers in order to put our health care system on a path towards sustainability; and
- Ensure that all Americans have access to quality, affordable health care coverage.

ADVOCACY ACTIVITIES

Policies, Practices, and Priorities

UnitedHealth Group engages in activities to advocate for our positions on public policy issues with elected officials and other stakeholders at the International, Federal, State, and local levels – issues that affect our company, shareholders, employees, and customers. Our goal is to help shape and inform public policy decisions that have the potential to affect our business, customers, employees, consumers, and the communities in which we operate and accomplish our mission of helping people live healthier lives. Our advocacy and legislative priorities at the Federal and State levels are set forth in our "Roadmap for Transforming America's Health Care System" and "Playbook for States Seeking to Modernize Their Health Care Systems," which contain detailed information about our positions on health care reform and other public policy issues and are available on our website. Our lobbying and disclosure reports filed with the US Congress are available at http://disclosures.house.gov/ld/ldsearch.aspx.

Procedures and Board and Management Oversight

Advocacy efforts are led by Government Affairs with participation throughout our businesses, and are subject to oversight by senior UHG management and the Public Policy Strategies and Responsibility Committee of our Board of Directors. In addition to overseeing our advocacy efforts, the Public Policy Strategies and Responsibility Committee assists the Board of Directors in fulfilling its responsibilities relating to our public policy, health care reform and modernization activities, political contributions, government affairs, community and charitable activities, third party activities (including trade associations and industry groups), and corporate social responsibility, and is responsible for overseeing the risks associated with these activities. The Committee receives regular reports from our leadership on these matters, oversees our policies, and reviews the purposes and benefits of these activities at each meeting. The Committee provides reports of its activities to our Board of Directors at each in-person meeting.

Our activities include the work of educational outreach and promotion, campaign contributions, and, in certain instances, lobbying and other related activities. These activities are reviewed by legal counsel in addition to the Public Policy Strategies and Responsibility Committee and are included in the total annual fiscal budget, which is subject to the approval and oversight of our Board of Directors. The Public Policy Strategies and Responsibility Committee adopted a political contributions policy which we have made available on our website at www.unitedhealthgroup.com/About/CorporateGovernance.aspx. The political contributions policy summarizes the policies and procedures that we follow with respect to political contributions.

Non-Deductible Trade Association Dues

Upon the request of UnitedHealth Group, certain trade associations to which UnitedHealth Group has contributed more than $50,000 in dues have reported that, from January to December 2015, $93,200 of the aggregate dues paid by UnitedHealth Group to those trade associations was used for contributions and expenditures that are not deductible under Section 162(e) of the Internal Revenue Code.

US FEDERAL CONTRIBUTIONS

US Senate Candidates

Michael Bennet (D-CO)	$3,000.00
Roy Blunt (R-MO)	$5,000.00
Cory Booker (D-NJ)	$2,500.00
Richard Burr (R-NC)	$8,000.00
Mike Crapo (R-ID)	$7,500.00
Joseph Donnelly (D-IN)	$5,000.00
Kirsten Gillibrand (D-NY)	$2,500.00
Charles Grassley (R-IA)	$5,000.00
Heidi Heitkamp (D-ND)	$2,500.00
Dean Heller (R-NV)	$2,500.00
Ron Johnson (R-WI)	$1,000.00
Timothy Kaine (D-VA)	$2,500.00
Amy Klobuchar (D-MN)	$2,500.00
Mike Lee (R-UT)	$5,000.00
Joe Manchin (D-WV)	$2,500.00
Claire McCaskill (D-MO)	$2,500.00
Patty Murray (D-WA)	$7,500.00
Gary Peters (D-MI)	$5,000.00
Rob Portman (R-OH)	$2,500.00
Mike Rounds (R-SD)	$2,500.00
Brian Schatz (D-HI)	$2,500.00
Charles Schumer (D-NY)	$4,500.00
Richard Shelby (R-AL)	$1,000.00
Jon Tester (D-MT)	$7,500.00
Thom Tillis (R-NC)	$1,000.00
Patrick Toomey (R-PA)	$5,500.00
Mark Warner (D-VA)	$5,000.00
Ronald Wyden (D-OR)	$3,000.00

US Senate PACs

Alamo PAC (R-Cornyn)	$2,500.00
Citizens for Prosperity in America Today PAC (R-Toomey)	$3,000.00
Common Sense Colorado (D-Bennet)	$5,000.00
Continuing America's Strength and Security PAC (R-Cassidy)	$5,000.00
Dakota Prairie PAC (D-Heitkamp)	$2,500.00
Fiscal Leadership And Knowing Economics PAC (R-Flake)	$2,500.00
Heartland Values PAC (R-Thune)	$5,000.00
HellerHighWater PAC (R-Heller)	$2,500.00
Holding onto Oregon's Priorities (D-Wyden)	$1,000.00
Idaho Conservative Growth Fund (R-Crapo)	$2,500.00
LOBO PAC (D-Heinrich)	$2,500.00
ORRINPAC (R-Hatch)	$5,000.00
Promoting Our Republican Team PAC (R-Portman)	$5,000.00
Rely On Your Beliefs Fund (R-Blunt)	$5,000.00
Searchlight Leadership Fund (D-Reid)	$5,000.00
Treasure State PAC (D-Tester)	$1,500.00

US FEDERAL CONTRIBUTIONS

US House Candidates

Pete Aguilar (D-CA)	$5,000.00
Brad Ashford (D-NE)	$2,500.00
Lou Barletta (R-PA)	$1,000.00
Andy Barr (R-KY)	$1,000.00
Amerish Bera (D-CA)	$5,000.00
Donald Beyer (D-VA)	$2,500.00
Gus Bilirakis (R-FL)	$5,000.00
Michael Bishop (R-MI)	$2,500.00
Sanford Bishop (D-GA)	$2,000.00
Diane Black (R-TN)	$2,500.00
Marsha Blackburn (R-TN)	$2,500.00
John Boehner (R-OH)	$5,000.00
Charles Boustany (R-LA)	$2,500.00
Kevin Brady (R-TX)	$2,500.00
Susan Brooks (R-IN)	$2,500.00
Julia Brownley (D-CA)	$1,000.00
Cheri Bustos (D-IL)	$7,500.00
Tony Cardenas (D-CA)	$2,500.00
Joaquin Castro (D-TX)	$2,500.00
Jason Chaffetz (R-UT)	$5,000.00
Christopher Collins (R-NY)	$1,000.00
Gerald Connolly (D-VA)	$1,000.00
James Costa (D-CA)	$4,000.00
Ryan Costello (R-PA)	$2,500.00
Kevin Cramer (R-ND)	$2,500.00
Ander Crenshaw (R-FL)	$1,000.00
Joseph Crowley (D-NY)	$5,000.00
Susan Davis (D-CA)	$2,500.00
Rodney Davis (R-IL)	$1,000.00
Suzan DelBene (D-WA)	$2,500.00
Charles Dent (R-PA)	$1,000.00
Mario Diaz-Balart (R-FL)	$5,000.00
Debbie Dingell (D-MI)	$2,500.00
Robert Dold (R-IL)	$2,000.00
Renee Ellmers (R-NC)	$5,000.00
Bill Flores (R-TX)	$5,000.00
Virginia Foxx (R-NC)	$2,500.00
Rodney Frelinghuysen (R-NJ)	$1,000.00
Ruben Gallego (D-AZ)	$5,000.00
Gwen Graham (D-FL)	$5,000.00
Samuel Graves (R-MO)	$1,000.00
S. Brett Guthrie (R-KY)	$2,500.00
Cresent Hardy (R-NV)	$1,000.00
Joseph Heck (R-NV)	$5,000.00
Dennis Heck (D-WA)	$2,500.00
George Holding (R-NC)	$1,000.00
Steny Hoyer (D-MD)	$5,000.00
Richard Hudson (R-NC)	$2,500.00
Steve Israel (D-NY)	$5,000.00
Darrell Issa (R-CA)	$5,000.00
Lynn Jenkins (R-KS)	$2,500.00
William Johnson (R-OH)	$3,500.00
Dave Joyce (R-OH)	$1,000.00
John Katko (R-NY)	$1,000.00
Joseph Kennedy (D-MA)	$2,500.00
Daniel Kildee (D-MI)	$2,500.00
Ronald Kind (D-WI)	$5,000.00
Douglas Lamborn (R-CO)	$1,000.00
John Larson (D-CT)	$1,500.00
Ted Lieu (D-CA)	$2,500.00
Billy Long (R-MO)	$2,500.00
Mia Love (R-UT)	$2,500.00
Ben Lujan (D-NM)	$2,500.00
Sean Maloney (D-NY)	$5,000.00
Tom Marino (R-PA)	$5,000.00
Doris Matsui (D-CA)	$2,500.00
Kevin McCarthy (R-CA)	$5,000.00
Patrick McHenry (R-NC)	$5,000.00
Cathy McMorris Rodgers (R-WA)	$5,000.00
Patrick Meehan (R-PA)	$5,000.00
Jeff Miller (R-FL)	$2,500.00
John Moolenaar (R-MI)	$2,500.00
Gwendolynne Moore (D-WI)	$2,500.00
Seth Moulton (D-MA)	$1,000.00
Markwayne Mullin (R-OK)	$1,000.00
Patrick Murphy (D-FL)	$10,000.00
Tim Murphy (R-PA)	$5,000.00
Kristi Noem (R-SD)	$2,500.00
Erik Paulsen (R-MN)	$7,500.00
Edwin Perlmutter (D-CO)	$2,500.00

US House Candidates, Continued

Scott Peters (D-CA)	$10,000.00
Mark Pocan (D-WI)	$2,500.00
Michael Pompeo (R-KS)	$4,500.00
Thomas Price (R-GA)	$2,000.00
Thomas Reed (R-NY)	$2,500.00
James Renacci (R-OH)	$2,500.00
Reid Ribble (R-WI)	$5,000.00
Kathleen Rice (D-NY)	$2,500.00
Peter Roskam (R-IL)	$5,000.00
David Rouzer (R-NC)	$1,000.00
Paul Ryan (R-WI)	$5,000.00
Linda Sanchez (D-CA)	$5,000.00
Steven Scalise (R-LA)	$5,000.00
Kurt Schrader (D-OR)	$10,000.00
David Scott (D-GA)	$2,500.00
Terri Sewell (D-AL)	$2,500.00
John Shimkus (R-IL)	$2,000.00
Kyrsten Sinema (D-AZ)	$10,000.00
Elise Stefanik (R-NY)	$2,500.00
Chris Stewart (R-UT)	$2,500.00
Steve Stivers (R-OH)	$1,000.00
Eric Swalwell (D-CA)	$5,000.00
Mark Takai (D-HI)	$5,000.00
Mac Thornberry (R-TX)	$5,000.00
Patrick Tiberi (R-OH)	$2,500.00
David Trott (R-MI)	$2,500.00
Frederick Upton (R-MI)	$2,500.00
Juan Vargas (D-CA)	$5,000.00
Ann Wagner (R-MO)	$2,500.00
Timothy Walberg (R-MI)	$7,500.00
Greg Walden (R-OR)	$2,500.00
Mimi Walters (R-CA)	$4,500.00
Timothy Walz (D-MN)	$2,500.00
Debbie Wasserman Schultz (D-FL)	$2,500.00
Joe Wilson (R-SC)	$2,000.00
Robert Woodall (R-GA)	$1,000.00
Kevin Yoder (R-KS)	$2,500.00
Todd Young (R-IN)	$5,000.00
Lee Zeldin (R-NY)	$1,000.00

US House PACs

AMERIPAC: The Fund for a Greater America (D-Hoyer)	$5,000.00
Ann PAC (R-Wagner)	$2,500.00
AX PAC (R-Duffy)	$2,500.00
Building Relationships in Diverse Geographic Environments PAC (D-Clyburn)	$2,500.00
Eye of the Tiger Political Action Committee (R-Scalise)	$5,000.00
Freedom and Security PAC (R-Kline)	$5,000.00
The Freedom Project (R-Boehner)	$5,000.00
The Good Fund (R-Goodlatte)	$3,000.00
Jobs, Opportunities and Education PAC (D-Crowley)	$2,500.00
John S Fund (R-Shimkus)	$3,000.00
Majority Committee PAC (R-McCarthy)	$5,000.00
Pioneer PAC (D-Bishop)	$5,000.00
SHORE PAC (D-Pallone)	$5,000.00
Synergy PAC (D-Larson)	$2,500.00
Titletown PAC (R-Ribble)	$2,500.00
VINE PAC (D-Thompson)	$2,500.00



NATIONAL PARTY COMMITTEES

Democratic Congressional Campaign Committee	$15,000.00
Democratic Senatorial Campaign Committee	$15,000.00
National Republican Congressional Committee	$15,000.00
National Republican Senatorial Committee	$15,000.00

OTHER FEDERAL PAC CONTRIBUTIONS

Blue Dog Political Action Committee	$5,000.00
Connecticut Democratic State Central Committee	$5,000.00
Connecticut Republican State Central Committee	$5,000.00
Michigan Republican Party - Federal Account	$5,000.00
Moderate Democrats PAC	$5,000.00
New Democrat Coalition PAC	$5,000.00
Republican Main Street Partnership PAC	$5,000.00
Republican Party of Kentucky - Federal Account	$5,000.00
Republican Party of Wisconsin - Federal Account	$2,500.00

US STATE CONTRIBUTIONS

ALABAMA

Corporate

House Democratic Caucus Campaign Fund	$1,500.00
Senate Republican Caucus	$3,500.00

ARIZONA

United for Health PAC

Mark Brnovich (R-Attorney General)	$4,000.00
Heather Carter (R-House)	$4,000.00
Regina Cobb (R-House)	$500.00
Doug Coleman (R-Attorney)	$1,000.00
Jeff Dial (R-Senate)	$2,000.00
Adam Driggs (R-Senate)	$2,000.00
Karen Fann (R-Senate)	$500.00
Eddie Farnsworth (R-House)	$1,000.00
Debbie Lesko (R-Senate)	$1,000.00
David Livingston (R-House)	$500.00
Phil Lovas (R-House)	$1,000.00
Kate McGee (R-House)	$1,000.00
Javan Mesnard (R-House)	$1,000.00
Justin Olson (R-House)	$4,000.00
Frank Pratt (R-Senate)	$1,000.00
Bob Robson (R-House)	$2,000.00
Don Shooter (R-Senate)	$1,000.00
Thomas Shope (R-House)	$1,000.00

Corporate

Arizona Democratic Legislative Campaign Committee	$5,000.00
House Victory PAC (R)	$7,500.00
Senate Victory PAC (R)	$7,500.00

CALIFORNIA

Corporate

Raul Bocanegra (D-House)	$3,000.00
Rob Bonta (D-House)	$3,000.00
Autumn Burke (D-House)	$1,500.00
California Republican Party	$15,000.00
Californians for Jobs and a Strong Economy (D)	$7,500.00
Anthony Cannella (R-Lt. Governor)	$3,000.00
Jim Cooper (D-House)	$1,000.00
Matthew Dababneh (D-House)	$1,500.00
Tom Daly (D-House)	$1,500.00
Kevin de Leon (D-Lt. Governor)	$5,000.00
Democratic State Central Committee of California	$35,000.00
Bill Dodd (D-House)	$3,000.00
Jimmy Gomez (D-House)	$2,000.00
Adam Gray (D-House)	$3,000.00
Hernandez California College Opportunity Ballot Measure Committee (D-Hernandez, Senate)	$5,000.00
Jacqui Irwin (D-House)	$1,000.00
Ricardo Lara (D-Senate)	$2,000.00
Brian Maienschein (R-House)	$2,000.00
Mike McGuire (D-Senate)	$1,500.00
Holly Mitchell (D-Senate)	$2,000.00
Kevin Mullin (D-House)	$1,500.00
Janet Nguyen (R-Senate)	$2,500.00
Anthony Rendon (D-House)	$2,000.00
Sebastian Ridley-Thomas (D-House)	$1,500.00
Tony Thurmond (D-House)	$2,000.00

COLORADO

United for Health PAC

Aguilar Leadership Fund (D-Aguilar, Senate)	$200.00
Jennifer Arndt (D-House)	$200.00
Brian Delgrosso (R-House)	$200.00
Dominic Moreno Political Committee (D-Moreno, House)	$200.00
Tim Dore (R-House)	$200.00
Leroy Garcia (D-Senate)	$200.00
Alec Garnett (D-House)	$200.00
Millie Hamner (D-House)	$200.00
Michael Hancock (D-Mayor of Denver)	$3,000.00
Beth Humenik (R-Senate)	$200.00
Jonathan Keyser (R-House)	$200.00
Tracy Kraft-Tharp (D-House)	$200.00
Lois Landgraf (R-House)	$200.00
Polly Lawrence (R-House)	$200.00
Susan Lontine (D-House)	$200.00
Clarice Navarro-Ratzlaff (R-House)	$200.00
Dan Nordberg (R-House)	$200.00
Pabon Leadership Fund (D-Pabon, House)	$200.00
Brittany Pettersen (D-House)	$200.00
Kim Ransom (R-House)	$200.00
Ellen Roberts (R-Senate)	$200.00
Catherine Roupe (R-House)	$200.00
Jack Tate (R-House)	$200.00
Angela Williams (D-House)	$200.00
Laura Woods (R-Senate)	$200.00

DELAWARE

Corporate

Patricia Blevins (D-Senate)	$400.00
Brian Bushweller (D-Senate)	$200.00
John Carney (D-Governor)	$1,200.00
Melanie George Smith (D-House)	$100.00
Deborah Hudson (R-House)	$200.00
Gregory Lavelle (R-Senate)	$200.00
Valerie Longhurst (D-House)	$200.00
David McBride (D-Senate)	$200.00
Harris McDowell (D-Senate)	$100.00
Peter Schwartzkopf (D-House)	$300.00
Daniel Short (R-House)	$200.00
F. Gary Simpson (R-Senate)	$200.00

FLORIDA

Corporate

Bryan Avila (R-House)	$500.00
Aaron Bean (R-Senate)	$500.00
Jim Boyd (R-House)	$500.00
Jason Brodeur (R-House)	$1,000.00
Daniel Burgess (R-House)	$500.00
Colleen Burton (R-House)	$500.00
Committee for Justice, Transportation and Business (R-Brodeur, House)	$5,000.00
Richard Corcoran (R-House)	$1,000.00
William Cummings (R-House)	$500.00
Democratic Party of Florida - Senate Victory Fund	$12,500.00
Jose Diaz (R-House)	$500.00
Eric Eisnaugle (R-House)	$500.00
Jay Fant (R-House)	$500.00
Anitere Flores (R-Senate)	$500.00
Florida Leadership Committee (R-Latvala, Senate)	$5,000.00
Rene Garcia (R-Senate)	$1,000.00
James Grant (R-House)	$500.00
Shawn Harrison (R-House)	$500.00
Matt Hudson (R-House)	$1,000.00
Chris Latvala (R-House)	$500.00
Larry Lee (D-House)	$500.00
Mike Miller (R-House)	$500.00
Jose Oliva (R-House)	$1,000.00
Paul Renner (R-House)	$500.00
Republican Party of Florida - House	$25,000.00
Republican Party of Florida - Senate	$10,000.00
Chris Sprowls (R-House)	$500.00
Richard Stark (D-House)	$500.00
Jennifer Sullivan (R-House)	$500.00
Treasure Coast Alliance (R-Negron, Senate)	$5,000.00
Carlos Trujillo (R-House)	$1,000.00
Jay Trumbull (R-House)	$500.00
Richard Workman (R-Senate)	$1,000.00
Dana Young (R-House)	$500.00

GEORGIA

Corporate

Stacey Abrams (D-House)	$500.00
Charlie Bethel (R-Senate)	$1,000.00
Jon Burns (R-House)	$2,250.00
Casey Cagle (R-Lt. Governor)	$2,500.00
John Carson (R-House)	$250.00
Christian Coomer (R-House)	$500.00
Sharon Cooper (R-House)	$750.00
Bill Cowsert (R-Senate)	$1,000.00
Katie Dempsey (R-House)	$500.00
Terry England (R-House)	$750.00
Richard Golick (R-House)	$500.00
Steve Gooch (R-Senate)	$500.00
Mark Hamilton (R-House)	$500.00
Ben Harbin (R-House)	$500.00
Stephen Henson (D-Senate)	$750.00
Jack Hill (R-Senate)	$1,000.00
Judson Hill (R-Senate)	$500.00
Jan Jones (R-House)	$750.00
Burt Jones (R-Senate)	$500.00
John Meadows (R-House)	$1,000.00
Jeff Mullis (R-Senate)	$1,000.00
Allen Peake (R-House)	$750.00
David Ralston (R-House)	$2,500.00
Matt Ramsey (R-House)	$500.00
Albert Reeves (R-House)	$500.00
David Shafer (R-Senate)	$1,000.00
Jason Shaw (R-House)	$750.00
Calvin Smyre (D-House)	$500.00
Renee Unterman (R-Senate)	$1,000.00

HAWAII

Corporate

Rosalyn Baker (D-Senate)	$500.00
Della Belatti (D-House)	$250.00
Willie Espero (D-Senate)	$500.00
Josh Green (D-Senate)	$500.00
Ken Ito (D-House)	$250.00
Ronald Kouchi (D-Senate)	$500.00
Donna Mercado Kim (D-Senate)	$500.00
Dee Morikawa (D-House)	$250.00
Gil Riviere (D-Senate)	$250.00
Joseph Souki (D-House)	$250.00

IDAHO

Corporate

Clifford Bayer (R-Senate)	$500.00
Scott Bedke (R-House)	$750.00
Maxine Bell (R-House)	$500.00
Bart Davis (R-Senate)	$750.00
Mathew Erpelding (D-House)	$250.00
Marv Hagedorn (R-Senate)	$250.00
Lee Heider (R-Senate)	$500.00
Brent Hill (R-Senate)	$500.00
Todd Lakey (R-Senate)	$250.00
Brad Little (R-Lt. Governor)	$1,000.00
Patti Lodge (R-Senate)	$250.00
Fred Martin (R-Senate)	$500.00
Kelley Packer (R-House)	$500.00
Christy Perry (R-House)	$500.00
John Rusche (D-House)	$500.00
Chuck Winder (R-Senate)	$500.00
Fred Wood (R-House)	$750.00
Rick Youngblood (R-House)	$250.00

ILLINOIS

Corporate

John Bradley (D-House)	$500.00
John Cullerton (D-Senate)	$2,000.00
Anthony DeLuca (D-House)	$500.00
Jim Durkin (R-House)	$1,000.00
Sara Feigenholtz (D-House)	$500.00
William Haine (D-Senate)	$1,000.00
Gregory Harris (D-House)	$500.00
Michael Madigan (D-House)	$2,000.00
Christine Radogno (R-Senate)	$1,000.00
Robert Rita (D-House)	$500.00
Michael Zalewski (D-House)	$500.00

INDIANA

Corporate

Jim Arnold (D-Senate)	$500.00
Timothy Brown (R-House)	$500.00
Brandt Hershman (R-Senate)	$500.00
Travis Holdman (R-Senate)	$500.00
Matthew Lehman (R-House)	$500.00
Ryan Mishler (R-Senate)	$500.00

KANSAS

Corporate

John Barker (R-House)	$500.00
Elaine Bowers (R-Senate)	$300.00
Sam Brownback (R-Governor)	$2,000.00
Terry Bruce (R-Senate)	$300.00
Tom Burroughs (D-House)	$500.00
Jim Denning (R-Senate)	$500.00
Willie Dove (R-House)	$500.00
Daniel Hawkins (R-House)	$500.00
Anthony Hensley (D-Senate)	$500.00
Mark Hutton (R-House)	$500.00
Marvin Kleeb (R-House)	$500.00
Jacob LaTurner (R-Senate)	$1,000.00
Jeff Longbine (R-Senate)	$700.00
Ray Merrick (R-House)	$500.00
Michael O'Donnell (R-Senate)	$1,000.00
Robert Olson (R-Senate)	$700.00
Mary Pilcher-Cook (R-Senate)	$250.00
Ronald Ryckman (R-House)	$500.00
Scott Schwab (R-House)	$500.00
Susan Wagle (R-Senate)	$250.00

LOUISIANA

Corporate

Bryan Adams (R-House)	$750.00
John Alario (R-Senate)	$2,000.00
R. L. Bret Allain (R-Senate)	$500.00
Conrad Appel (R-Senate)	$1,500.00
John Bel Edwards (D-Governor)	$10,000.00
Stuart Bishop (R-House)	$500.00
Joseph Bouie (D-House)	$500.00
Christopher Broadwater (R-House)	$500.00
Stephen Carter (R-House)	$1,000.00
Norbert Chabert (R-Senate)	$1,000.00
Jim Donelon (R-Insurance Commissioner)	$2,000.00
Yvonne Dorsey-Colomb (D-Senate)	$1,000.00
Dale Erdey (R-Senate)	$1,000.00
James Fannin (R-House)	$500.00
Lance Harris (R-House)	$750.00
Kenneth Havard (R-House)	$500.00
David Heitmeier (D-Senate)	$500.00
Cameron Henry (R-House)	$500.00
Frank Hoffmann (R-House)	$500.00
Edward James (D-House)	$500.00
Ronnie Johns (R-Senate)	$1,000.00
Walter Leger (D-House)	$500.00
Louisiana House Democratic Caucus	$1,000.00
Louisiana Senate Democratic Campaign Committee	$1,000.00
Daniel Martiny (R-Senate)	$1,000.00
Fred Mills (R-Senate)	$1,000.00
Helena Moreno (D-House)	$500.00
Dan Morrish (R-Senate)	$2,500.00
J. Kevin Pearson (R-House)	$500.00
Vincent Pierre (D-House)	$500.00
J. Rogers Pope (R-House)	$500.00
Edward Price (D-House)	$500.00
Republican Legislative Delegation Campaign Committee	$2,000.00
Neil Riser (R-Senate)	$500.00
Scott Simon (R-House)	$500.00
Gary Smith (D-Senate)	$500.00
Julie Stokes (R-House)	$500.00
Kirk Talbot (R-House)	$500.00
Joseph Thibaut (D-House)	$500.00
Ledricka Thierry (D-House)	$500.00
Michael Walsworth (R-Senate)	$500.00
Richard Ward (R-Senate)	$500.00
Ebony Woodruff (D-House)	$500.00

MARYLAND

United for Health PAC of Maryland

Democratic State Central Committee of Maryland	$422.19
Republican State Central Committee of Maryland	$422.18

Corporate

Michael Busch (D-House)	$2,000.00
James DeGrange (D-Senate)	$1,000.00
Brian Feldman (D-Senate)	$500.00
Guy Guzzone (D-Senate)	$500.00
Peter Hammen (D-House)	$1,000.00
Larry Hogan (R-Governor)	$3,500.00
J.B. Jennings (R-Senate)	$500.00
Edward Kasemeyer (D-Senate)	$1,000.00
Nancy King (D-Senate)	$500.00
Allan Kittleman (R-Howard County Executive)	$1,000.00
Katherine Klausmeier (D-Senate)	$500.00
Susan Krebs (R-House)	$500.00
Richard Madaleno (D-Senate)	$1,000.00
Maggie McIntosh (D-House)	$1,000.00
Thomas Middleton (D-Senate)	$1,000.00
Thomas Miller (D-Senate)	$3,000.00
Catherine Pugh (D-Senate)	$500.00
Craig Zucker (D-House)	$1,000.00

MICHIGAN

United for Health PAC

Jim Ananich (D-Senate)	$1,000.00
John Bizon (R-House)	$250.00
Winnie Brinks (D-House)	$250.00
Mike Callton (R-House)	$500.00
William Cochran (D-House)	$250.00
Vincent Gregory (D-Senate)	$500.00
Tim Greimel (D-House)	$1,000.00
Goeffrey Hansen (R-Senate)	$500.00
Curtis Hertel (D-Senate)	$500.00
Hildenbrand Leadership Fund (R-Hildenbrand, Senate)	$1,000.00
Joe Hune (R-Senate)	$1,000.00
Klint Kesto (R-House)	$500.00
David Knezek (D-Senate)	$500.00
Peter MacGregor (R-Senate)	$1,000.00
James Marleau (R-Senate)	$1,000.00
Arlan Meekhof (R-Senate)	$1,000.00
Michigan Values Leadership Fund (R-Leonard, House)	$1,000.00
Aric Nesbitt (R-House)	$500.00
Margaret O'Brien (R-Senate)	$500.00
Pscholka Results PAC (R-Pscholka, House)	$1,000.00
Mike Shirkey (R-Senate)	$1,000.00
Bill Schuette (R-Attorney General)	$2,500.00
Robert VerHeulen (R-House)	$500.00
Vision for Victory (R-Cotter, House)	$500.00
Rebekah Warren (D-Senate)	$500.00
Ken Yonker (R-House)	$250.00

MISSISSIPPI

Corporate

Toby Barker (R-House)	$500.00
Hob Bryan (D-Senate)	$500.00
Phil Bryant (R-Governor)	$1,000.00
Terry Burton (R-Senate)	$500.00
Charles Busby (R-House)	$250.00
Videt Carmichael (R-Senate)	$500.00
Mike Chaney (R-Insurance Commissioner)	$1,000.00
Gary Chism (R-House)	$500.00
Eugene Clarke (R-Senate)	$500.00
Herb Frierson (R-House)	$500.00
Philip Gunn (R-House)	$1,000.00
Kevin Horan (D-House)	$250.00
Kenneth Jones (D-Senate)	$500.00
Dean Kirby (R-Senate)	$500.00
Brad Mayo (R-House)	$250.00
Sam Mims (R-House)	$500.00
Mississippi 2016 (R-Bryant, Governor)	$10,000.00
MS GOP Victory Fund (R-Bryant, Governor)	$2,000.00
Rita Parks (R-Senate)	$250.00
Tate Reeves (R-Lt. Governor)	$1,000.00
Willie Simmons (D-Senate)	$500.00
Watchdog PAC (R-Reeves, Lt. Governor)	$1,500.00
Jason White (R-House)	$1,000.00

MISSOURI

Corporate

Dan Brown (R-Senate)	$1,000.00
S. Kiki Curls (D-Senate)	$1,000.00
Don Gosen (R-House)	$2,500.00
Jim Hansen (R-House)	$500.00
Mike Kehoe (R-Senate)	$1,500.00
Doug Libla (R-Senate)	$500.00
Gina Mitten (D-House)	$500.00
Brian Munzlinger (R-Senate)	$500.00
Michael Parson (R-Lt. Governor)	$1,000.00
Ron Richard (R-Senate)	$2,500.00
Todd Richardson (R-House)	$2,000.00
Caleb Rowden (R-House)	$500.00
David Sater (R-Senate)	$1,000.00
Kurt Schaefer (R-Attorney General)	$1,000.00
Scott Sifton (D-Senate)	$1,000.00
Wayne Wallingford (R-Senate)	$1,000.00
Gina Walsh (D-Senate)	$1,000.00
Jay Wasson (R-Senate)	$500.00
Paul Wieland (R-Senate)	$500.00

MONTANA

United for Health PAC

Steve Bullock (D-Governor)	$650.00

NEBRASKA

Corporate

Roy Baker (I-Senate)	$250.00
Kate Bolz (I-Senate)	$250.00
Kathy Campbell (I-Senate)	$250.00
Joni Craighead (I-Senate)	$250.00
Sue Crawford (I-Senate)	$250.00
Mike Gloor (I-Senate)	$250.00
Galen Hadley (I-Senate)	$250.00
Sara Howard (I-Senate)	$250.00
Mark Kolterman (I-Senate)	$250.00
Brett Lindstrom (I-Senate)	$250.00
Heath Mello (I-Senate)	$250.00
Nebraska Republican Party	$5,000.00
Pete Ricketts (R-Governor)	$1,000.00
Merv Riepe (I-Senate)	$250.00
Jim Scheer (I-Senate)	$500.00
Jim Smith (I-Senate)	$250.00
Matt Williams (I-Senate)	$250.00

NEVADA

Corporate

Paul Anderson (R-House)	$1,500.00
Derek Armstrong (R-House)	$500.00
Assembly Democratic Caucus	$1,500.00
Kelvin Atkinson (D-Senate)	$1,000.00
Teresa Benitez-Thompson (D-House)	$1,000.00
Irene Bustamante Adams (D-House)	$1,000.00
Maggie Carlton (D-House)	$1,000.00
Olivia Diaz (D-House)	$1,000.00
Aaron Ford (D-Senate)	$1,500.00
Jason Frierson (D-House)	$1,000.00
Heidi Gansert (R-Senate)	$1,000.00
Growth and Opportunity PAC (R-Anderson, House)	$1,000.00
John Hambrick (R-House)	$1,500.00
Scott Hammond (R-Senate)	$1,000.00
Becky Harris (R-Senate)	$1,000.00
Mark Hutchison (R-Lt. Governor)	$1,000.00
Amber Joiner (D-House)	$500.00
Ben Kieckhefer (R-Senate)	$1,500.00
Adam Laxalt (R-Attorney General)	$1,000.00
Erv Nelson (R-House)	$500.00
Nevada Senate Democrats	$1,500.00
Philip O'Neill (R-House)	$500.00
James Oscarson (R-House)	$1,500.00
Senate Republican Leadership Conference	$1,500.00
James Settelmeyer (R-Senate)	$1,000.00
Stephen Silberkraus (R-House)	$500.00
Patricia Spearman (D-Senate)	$1,000.00
Tyrone Thompson (D-House)	$500.00
Joyce Woodhouse (D-Senate)	$1,000.00

NEW MEXICO

Corporate

Alonzo Baldonado (R-House)	$500.00
Cathrynn Brown (R-House)	$250.00
Carlos Cisneros (D-Senate)	$250.00
Zachary Cook (R-House)	$250.00
Stephanie Garcia Richard (D-House)	$250.00
Jason Harper (R-House)	$250.00
House Democratic Campaign Committee	$1,000.00
Stuart Ingle (R-Senate)	$500.00
Gay Kernan (R-Senate)	$500.00
Lorenzo Larranaga (R-House)	$500.00
James Madalena (D-House)	$500.00
Javier Martinez (D-House)	$250.00
Richard Martinez (D-Senate)	$250.00
Terry McMillan (R-House)	$500.00
NM Senate Majority Leadership Fund (D)	$1,000.00
Bill O'Neill (D-Senate)	$500.00
PAC 22 (R-Ingle, Senate)	$1,000.00
Michael Padilla (D-Senate)	$500.00
William Payne (R-Senate)	$500.00
Republican Leadership PAC	$1,250.00
Nancy Rodriguez (D-Senate)	$250.00
Michael Sanchez (D-Senate)	$1,000.00
Benny Shendo (D-Senate)	$250.00
John Smith (D-Senate)	$500.00
Don Tripp (R-House)	$1,000.00

NEW YORK

United for Health PAC of New York

David Carlucci (D-Senate)	$1,000.00
Carl Heastie (D-House)	$4,100.00
The IDC Initiative (Independent Democratic Conference)	$5,000.00
Joseph Morelle (D-House)	$5,000.00
NYS Democratic Senate Campaign Committee	$5,000.00
NYS Senate Republican Campaign Committee	$5,000.00
Patty Ritchie (R-Senate)	$500.00

NORTH CAROLINA

United for Health PAC

Tom Apodaca (R-Senate)	$2,500.00
Marilyn Avila (R-House)	$1,500.00
John Bell (R-House)	$1,000.00
Philip Berger (R-Senate)	$3,000.00
Harry Brown (R-Senate)	$1,000.00
Michael Hager (R-House)	$2,000.00
Ralph Hise (R-Senate)	$3,000.00
Charles Jeter (R-House)	$1,000.00
Donny Lambeth (R-House)	$1,000.00
David Lewis (R-House)	$1,000.00
Pat McCrory (R-Governor)	$5,000.00
Timothy Moore (R-House)	$3,000.00
Louis Pate (R-Senate)	$2,000.00
Jason Saine (R-House)	$1,000.00
Wyatt Tucker (R-Senate)	$2,000.00

OHIO

United for Health PAC

Ron Amstutz (R-House)	$750.00
Nickie Antonio (D-House)	$500.00
Kevin Bacon (R-Senate)	$500.00
Heather Bishoff (D-House)	$500.00
Dave Burke (R-Senate)	$1,000.00
Capri Cafaro (D-Senate)	$500.00
Bill Coley (R-Senate)	$500.00
Tim Ginter (R-House)	$500.00
Anne Gonzales (R-House)	$750.00
Robert Hackett (R-House)	$1,000.00
Jay Hottinger (R-Senate)	$1,000.00
Stephen Huffman (R-House)	$500.00
Jon Husted (R-Secretary of State)	$1,000.00
Shannon Jones (R-Senate)	$1,000.00
Sarah LaTourette (R-House)	$500.00
Gayle Manning (R-Senate)	$500.00
Larry Obhof (R-Senate)	$1,000.00
Scott Oelslager (R-Senate)	$500.00
Ohio House Republican Organizational Committee	$250.00
Cliff Rosenberger (R-House)	$1,500.00
Joe Schiavoni (D-Senate)	$750.00
Barbara Sears (R-House)	$1,000.00
William Seitz (R-Senate)	$350.00
Ryan Smith (R-House)	$1,000.00
Robert Sprague (R-House)	$500.00
Michael Stinziano (D-Columbus City Council)	$1,000.00
Fred Strahorn (D-House)	$750.00
Emilia Sykes (D-House)	$350.00
Charleta Tavares (D-Senate)	$350.00
Cecil Thomas (D-Senate)	$350.00
David Yost (R-Auditor)	$1,000.00

OREGON

Corporate

Kate Brown (D-Governor)	$5,000.00
Mitch Greenlick (D-House)	$1,000.00
Laurie Monnes Anderson (D-Senate)	$2,000.00
Jennifer Williamson (D-House)	$2,000.00

PENNSYLVANIA

United for Health PAC

William Adolph (R-House)	$2,000.00
Matthew Baker (R-House)	$500.00
Jacob Corman (R-Senate)	$2,500.00
Jay Costa (D-Senate)	$2,000.00
Frank Dermody (D-House)	$1,000.00
Vincent Hughes (D-Senate)	$2,000.00
Mike Turzai Leadership Fund (R-Turzai, House)	$2,500.00
Tina Pickett (R-House)	$1,000.00
Dave Reed (R-House)	$2,500.00
Joseph Scarnati (R-Senate)	$2,500.00
Donald White (R-Senate)	$1,500.00

TENNESSEE

Corporate

David Alexander (R-House)	$750.00
Richard Briggs (R-Senate)	$1,000.00
Kevin Brooks (R-House)	$500.00
Karen Camper (D-House)	$750.00
Glen Casada (R-House)	$500.00
John Clemmons (D-House)	$500.00
Jeremy Durham (R-House)	$1,000.00
Andrew Farmer (R-House)	$750.00
JoAnne Favors (D-House)	$500.00
Craig Fitzhugh (D-House)	$1,000.00
Todd Gardenhire (R-Senate)	$1,000.00
Mark Green (R-Senate)	$1,000.00
Dolores Gresham (R-Senate)	$500.00
Beth Harwell (R-House)	$2,000.00
Patsy Hazlewood (R-House)	$500.00
Matthew Hill (R-House)	$500.00
Timothy Hill (R-House)	$1,000.00
Edward Jackson (R-Senate)	$1,000.00
Curtis Johnson (R-House)	$500.00
Jack Johnson (R-Senate)	$2,500.00
Roger Kane (R-House)	$750.00
Kelly Keisling (R-House)	$1,000.00
Bill Ketron (R-Senate)	$1,000.00
Harold Love (D-House)	$750.00
Jon Lundberg (R-House)	$500.00
Judd Matheny (R-House)	$500.00
Jimmy Matlock (R-House)	$750.00
Steve McDaniel (R-House)	$1,000.00
Steve McManus (R-House)	$500.00
Randy McNally (R-Senate)	$1,000.00
Mark Norris (R-Senate)	$2,000.00
Doug Overbey (R-Senate)	$1,000.00
Joe Pitts (D-House)	$500.00
Mark Pody (R-House)	$750.00
Dennis Powers (R-House)	$500.00
RAAMPAC (R-Ramsey, Senate)	$5,000.00
Charles Sargent (R-House)	$2,000.00
Cameron Sexton (R-House)	$500.00
David Shepard (D-House)	$1,000.00
Steve Southerland (R-Senate)	$500.00
Mike Stewart (D-House)	$500.00
Reginald Tate (D-Senate)	$2,000.00
TN Republican Party	$2,500.00
Joe Towns (D-House)	$750.00
Jim Tracy (R-Senate)	$1,000.00
Ron Travis (R-House)	$2,000.00
Mark White (R-House)	$1,000.00
Ken Yager (R-Senate)	$1,000.00



TEXAS

United for Health PAC

Trenton Ashby (R-House)	$1,000.00
Brian Birdwell (R-Senate)	$1,000.00
Cesar Blanco (D-House)	$1,000.00
Greg Bonnen (R-House)	$1,000.00
Cindy Burkett (R-House)	$1,000.00
Konni Burton (R-Senate)	$1,000.00
George Bush (R-Land Commissioner)	$1,000.00
Giovanni Capriglione (R-House)	$1,000.00
Garnet Coleman (D-House)	$1,000.00
Brandon Creighton (R-Senate)	$1,000.00
Drew Darby (R-House)	$1,000.00
Sarah Davis (R-House)	$1,000.00
Jessica Farrar (D-House)	$1,000.00
Dan Flynn (R-House)	$1,000.00
John Frullo (R-House)	$1,000.00
Sylvia Garcia (D-Senate)	$1,000.00
Charles Geren (R-House)	$1,000.00
Larry Gonzales (R-House)	$1,000.00
Roberto Guerra (D-House)	$1,000.00
Kelly Hancock (R-Senate)	$1,000.00
Glenn Hegar (R-Comptroller)	$1,000.00
Juan Hinojosa (D-Senate)	$1,000.00
Donna Howard (D-House)	$1,000.00
Dan Huberty (R-House)	$1,000.00
Joan Huffman (R-Senate)	$1,000.00
Todd Hunter (R-House)	$1,000.00
Lois Kolkhorst (R-Senate)	$1,000.00
John Kuempel (R-House)	$1,000.00
Jodie Laubenberg (R-House)	$1,000.00
Eddie Lucio (D-House)	$1,000.00
Jose Menendez (D-Senate)	$1,000.00
Morgan Meyer (R-House)	$1,000.00
Rick Miller (R-House)	$1,000.00
Sid Miller (R-Agriculture Commissioner)	$1,000.00
Robert Nichols (R-Senate)	$1,000.00
Tan Parker (R-House)	$1,000.00
Dan Patrick (R-Lt. Governor)	$5,000.00
Charles Perry (R-Senate)	$1,000.00
Walter Price (R-House)	$1,000.00
Richard Raymond (D-House)	$1,000.00
Debbie Riddle (R-House)	$1,000.00
Charles Schwertner (R-Senate)	$1,000.00
Kenneth Sheets (R-House)	$1,000.00
J.D. Sheffield (R-House)	$1,000.00
Ronald Simmons (R-House)	$1,000.00
Larry Taylor (R-Senate)	$1,000.00
Nicholas Taylor (R-Senate)	$1,000.00
Senfronia Thompson (D-House)	$1,000.00
Carlos Uresti (D-Senate)	$1,000.00
Kirk Watson (D-Senate)	$1,000.00
John Zerwas (R-House)	$1,000.00



WASHINGTON

Corporate

Randi Becker (R-Senate)	$1,900.00
Frank Chopp (D-House)	$1,900.00
Eileen Cody (D-House)	$1,900.00
Bob Ferguson (D-Attorney General)	$1,800.00
David Frockt (D-Senate)	$1,900.00
Jay Inslee (D-Governor)	$3,800.00
Joe Schmick (R-House)	$1,900.00
Mark Schoesler (R-Senate)	$1,900.00

WISCONSIN

United for Health PAC

Committee to Elect a Republican Senate	$2,500.00
Alberta Darling (R-Senate)	$1,000.00
Jon Erpenbach (D-Senate)	$500.00
Scott Fitzgerald (R-Senate)	$1,000.00
Sheila Harsdorf (R-Senate)	$500.00
Rebecca Kleefisch (R-Lt. Governor)	$1,500.00
Frank Lasee (R-Senate)	$500.00
Devin Lemahieu (R-Senate)	$500.00
Howard Marklein (R-Senate)	$500.00
Terry Moulton (R-Senate)	$500.00
Luther Olsen (R-Senate)	$500.00
Jerry Petrowski (R-Senate)	$500.00
Republican Assembly Campaign Committee	$6,000.00
Roger Roth (R-Senate)	$1,000.00
Jennifer Shilling (D-Senate)	$1,000.00
State Senate Democratic Committee	$1,500.00
Tom Tiffany (R-Senate)	$500.00
Leah Vukmir (R-Senate)	$1,000.00

WYOMING

United for Health PAC

Kermit Brown (R-House)	$400.00
Steve Harshman (R-House)	$350.00
Drew Perkins (R-Senate)	$350.00

NATIONAL STATE ASSOCIATIONS

Democratic Attorneys General Association	$25,000.00
Democratic Governors Association	$150,000.00
Republican Attorneys General Association	$25,000.00
Republican Governors Association	$250,000.00
Republican Legislative Campaign Committee	$25,000.00

UNITED FOR HEALTH PAC

701 Pennsylvania Avenue, NW
Suite 200
Washington, D.C. 20004
UnitedforHealthPAC@uhg.com



UNITEDHEALTH GROUP
POLITICAL CONTRIBUTIONS POLICY
(November 3, 2011)

Overview

The Company's mission is to help people live healthier lives. Public policy affects our ability to fulfill that mission, meet customer needs and provide shareholder value. Our nation is currently engaged in a significant and critical debate over how to provide every citizen with better health care. The Company has engaged and will continue to engage in public policy activities, including political contributions that have the potential to improve the delivery of health care and affect our business, employees and communities in which we operate. The Company's Board of Directors has adopted this Political Contributions Policy to ensure that any such contributions are made in a manner consistent with the Company's mission and/or shareholder interests.

Federal Level

Federal election laws limit the Company's ability to provide monetary or in-kind contributions to federal candidates, political parties, political committees, or any other entity in a federal election. The Company expects all employees to comply with federal election laws. Political contributions to federal candidates, political parties, and political committees are, however, lawfully made by one or more bipartisan political action committees ("PACs") sponsored by the Company. The Company-sponsored PAC is voluntarily funded with employees' personal money only. Only eligible employees are asked to consider supporting any Company-sponsored PAC.

State/Local Level and Other Political Organizations

Some state and local jurisdictions permit companies to contribute to state and local candidates, political parties, political committees, referenda and ballot initiatives. Political contributions at the state and local level may be made directly by the Company or by PACs organized by the Company under state election law. Any PAC established in a particular jurisdiction shall be funded in accordance with applicable state law. In addition, under certain circumstances, the Company or its PACs may contribute to other political organizations and make other political expenditures permitted by law. Generally, the Company contributes to those candidates or initiatives that are consistent with our long-term legislative and regulatory goals, and to those who represent the communities served by our Company.

Definitions

For purposes of this policy:

The "Company" includes UnitedHealth Group Incorporated and its majority-owned subsidiaries.

"Policy" means this Political Contributions Policy.

A “political contribution” is any gift, loan, advance or deposit of money or anything of value, made: (a) for the purpose of influencing any election for federal, country, state or local office or a ballot initiative; or (b) to pay debt incurred in connection with any such election or ballot initiative.

Scope

This policy applies to political contributions made by the Company and its Political Action Committees.

Oversight

The Public Policy Strategies and Responsibility Committee (the “Committee”) of the Board of Directors monitors compliance with this policy. Management will report at least semi-annually to the Committee regarding political contributions made by the Company and its PACs pursuant to this Policy, including the purpose and benefit of the political contributions.

Policies and Procedures

All political contributions made by the Company must (1) comply with all applicable laws and regulations in the jurisdictions in which the contributions are made (including the United States Foreign Corrupt Practices Act); and (2) adhere to this policy and the UnitedHealth Group Code of Conduct: Our Principles of Ethics & Integrity. Any political contribution made by the Company must be approved in advance by the Company’s office of the Senior Vice President for Government Affairs and the Corporate Legal Department. In addition to these approvals, political contributions in excess of $200,000 to a single candidate, party, committee, referendum, or ballot initiative in a calendar year must also be approved in advance by the Senior Executive responsible for Government Affairs. The Committee may, by resolution, establish an annual aggregate spending limit for political contributions made by the Company.

All political contributions must reflect the Company’s interests and not those of its individual officers or directors. No contribution will be given in anticipation of, in recognition of, or in return for an official act.

The Company will not reimburse employees in any way for personal political contributions. Furthermore, the Company will not pressure or coerce employees to make personal political contributions, will not favor those employees who do make personal political contributions, and will not take retaliatory action against employees who do not make political contributions.

Disclosure

To demonstrate transparency, the Company will publish a semi-annual disclosure report on its website, disclosing the following political contributions made in the United States:

- corporate contributions to state candidates;
- corporate contributions to state party committees;

- corporate contributions to state ballot initiatives;
- federal PAC contributions to candidates;
- federal PAC contributions to party committees;
- federal PAC contributions to leadership PACs;
- state PAC contributions to candidates;
- state PAC contributions to party committees; and
- state PAC contributions to leadership PACs.

The Company will request trade associations that received dues from the Company totaling $50,000 or more in a given year to report the portion of the Company's dues used for contributions that if made directly by the Company would not be deductible under Section 162(e)(1)(B) of the Internal Revenue Code. The information received from these trade associations will be included in the semi-annual disclosure report published on the Company's website.

Prior to the semi-annual disclosure report's publication on the Company's website, the report will be presented to the Committee for review.

A Modern, High-Performing, Simpler Health Care System

UNITEDHEALTH GROUP®

A Modern, High-Performing, Simpler Health Care System

Future health care reform efforts should seek to make high-quality health care accessible and affordable for everyone by advancing proven, sustainable coverage solutions, reducing the complexity and costs that challenge the consumer experience today, and enabling and incentivizing innovative solutions to ensure a modern, 21st century health care system for the American people.



Expand Access to Care

Build Upon Proven State-Based Coverage and Employer-Sponsored Insurance



Make Health Care More Affordable

Promote Value-Based Payments,
Advance Consumer-Directed Care,
Limit Excessive Price Increases, and
Eliminate Harmful Taxes



Support and Modernize Medicare

Fund Medicare Advantage and
Modernize Original Medicare



Reinvest in Health

Create a 21st Century Workforce,
Enable a Data-Driven, Interoperable System,
Invest in Medical and Health Services Research and Innovation,
and Prioritize Prevention

Expanding Access to Care by Streamlining and Modernizing Health Coverage Options

The Opportunity

- **In 2017, national health care spending will reach $3.5 trillion, accounting for 18% of the United States economy.** By 2025, it is projected to reach $5.6 trillion – one-fifth of the economy. For many individuals, health care premiums and out-of-pocket costs will continue to increase faster than household income.
- **Sustainable health coverage is vital to ensuring meaningful access to care for consumers in the increasingly costly health care system.** Employer-Sponsored Insurance (ESI) remains the nation's largest coverage system, serving 178 million individuals, including most of the population under 65. Meanwhile, government's role in providing health coverage continues to expand. More than 90 million individuals will receive subsidized coverage in 2017 through Medicaid, CHIP, and Public Exchanges, at a cost of $430 billion to the Federal government and $270 billion to the States.
- **Despite this substantial and growing investment, an estimated 28 million individuals under 65 will be uninsured in 2017.** Many of these individuals, especially those who are eligible for no-cost or low-cost coverage, face substantial barriers to coverage including limited awareness of coverage options, confusing eligibility standards, complex and time-consuming application and enrollment processes, interruptions in coverage resulting from changes in income, poor understanding of the economic risks and health impacts of being uninsured, and often unaffordable premiums and out-of-pocket costs.
- **Many individuals who are eligible for government subsidies still can't afford Public Exchange coverage or can't readily access care with the coverage they have purchased.** Public Exchanges are more attractive to individuals with complex medical needs who anticipate higher-than-average utilization. This adverse risk selection is driving up premiums, further discouraging healthy individuals from enrolling or staying enrolled.
- **Expanding access to care will require policy and local market-based solutions that preserve and build on Employer-Sponsored Insurance; achieve more affordable, sustainable, and higher-value coverage for consumers; ensure stable payments for care providers; and create new cost-effective State-Federal partnerships** that expand coverage and use effective and enhanced State-based administration systems and proven enrollment strategies to simplify the application and enrollment processes for consumers.

An Estimated 28 Million Remain Without Coverage

Despite efforts to expand access to care for uninsured individuals, too many people – an estimated 28 million in 2017 – remain without coverage. The uninsured are more likely to defer needed health care or forgo it altogether, and often face unaffordable medical bills when they do seek care. The consequences can be severe and costly, particularly when preventable conditions or chronic diseases go undetected. There are proven and sustainable approaches and solutions that will lead to universal and affordable access to high-quality health care for millions of Americans across the country.


Eligibility for Coverage Among the Nonelderly Uninsured, 2017 Estimates
Total = 27.8 Million Uninsured
16.5 million (59%) are, or could be eligible for government-subsidized coverage
Medicaid / CHIP Eligible 8.2M 30%
Non-Expansion State 3.4M 12%
Exchange Subsidy Eligible 3.8M 13%
1.1M 4%
Unaffordable Dependent ESI
Affordable ESI 3.2M 12%
Higher Income 2.4M 9%
Undocumented 5.7M 20%
11.3 million (41%) are ineligible for government-subsidized coverage
Note: Numbers may not sum to totals due to rounding

Provide Affordable, High-Quality Access to Care for the Remaining Uninsured

- Creating subsidized State-based coverage platforms that consolidate available Federal funding to provide stable, high-quality health care coverage
- Utilizing State-based administrative platforms to maximize the adoption of proven information systems, leverage data and analytics, and streamline administration
- Enabling a more robust and sustainable unsubsidized individual marketplace

Strengthen and Grow Employer-Sponsored Insurance

- Preserving and promoting the successful, innovative, and effective Employer-Sponsored Insurance model

Create a New State-Federal Coverage Partnership

A new State-Federal coverage partnership can be achieved by consolidating and creating subsidized State-based coverage platforms that leverage available Federal funding to provide stable, high-quality health care coverage for individuals. This new partnership would be best achieved by:

- **Consolidating available Federal Medicaid and Public Exchange funding streams** to finance newly designed, structured, State-based coverage systems.
- **Providing States additional flexibility to cover eligible individuals up to 400% of the Federal Poverty Level (FPL)** and to leverage the scale, longevity, and effectiveness of existing State-based administrative platforms.
- Creating a **unified eligibility framework** with variable consumer financial responsibility based on income, and seamless transitions to **allow individuals to remain in the same plan** with the same provider network when income shifts.
- **Replacing the complexity and inconsistency of the current subsidy structure** to advance simple, stable, and consumer-friendly coverage, to provide a simplified means test, and to prevent wide subsidy variation from one household income level to another.
- Ensuring Federal funding to States is fully dedicated to health care and **adequately resourced to provide sustainable access** for eligible individuals.
- States having the authority to **leverage non-monetary incentives**, such as wellness programs, to encourage individuals to engage more actively in their health care.
- Expanding authority and incentives for States to **open and pre-fund Health Savings Accounts (HSAs) for enrollees** to encourage consumer financial responsibility.
- **Meeting Federal benchmarks**, including consumer protections, quality measurement, enrollment, and access to care, **each State would have the flexibility** to create a regulatory framework for covered services and benefit design, network standards, provider payment rates – including value-based payment models – and cost-sharing requirements.
- **Providing incentives to States for achieving performance objectives**, including automatic increases in Federal matching funds tied to States' achievement of specified enrollment targets.
- **Amending the definition of "affordable" ESI** to include the cost of dependents to expand access to subsidized coverage.

Enhance Existing Enrollment Strategies

The new State-Federal coverage partnerships would utilize the existing State-based Medicaid administrative platforms that currently cover more than 70 million Americans. These platforms would maximize the adoption of proven information systems, leverage integrated databases and analytics, and streamline administration and operational support. These new partnerships would be best administered by:

- **Allowing States to maximize enrollment among subsidy-eligible individuals through a passive enrollment option** that identifies eligible individuals on a prospective basis. While providing any individual the right to opt out of coverage, this approach would increase coverage and would attract healthy individuals, who are less likely to seek coverage, to the risk pool.

Enhance Existing Enrollment Strategies, cont'd

- **Providing financial support to States**, through existing Federal funding authority and operational support, for administration activities such as collecting eligibility data from local and State means-tested programs, wage and coverage data from private employers, and income and coverage data contained in State and Federal tax returns.

- **Empowering and incentivizing States to implement enrollment strategies that increase coverage, including:**
    - Offering multiple application pathways to provide consumers a standard enrollment process;
    - Ensuring there is "no wrong door" for consumers to initiate applications;
    - Leveraging public and private data sources to identify and enroll eligible individuals;
    - Helping consumers initiate applications and complete enrollment; and
    - Deploying high-impact, State-based marketing campaigns that explain the benefits of coverage.

Increase the Value of Unsubsidized Individual Coverage for Consumers

The Federal government can enable a more robust and sustainable unsubsidized individual marketplace by:

- **Giving States the flexibility to allow unsubsidized consumers who cannot otherwise access creditable coverage to enroll in the new State-Federal coverage partnerships** and pay the full premium and cost sharing.

- Permitting States to **establish localized health benefits and offer limited coverage policies** to provide consumer choice in the individual market.

- **Educating consumers** on the economic risks and health impacts of being uninsured.

Strengthen and Grow Employer-Sponsored Insurance

Employer-Sponsored Insurance (ESI) provides access to care for 178 million individuals and contributes $900 billion in private funds to the health care system. The Federal government should preserve and promote this successful and effective private coverage platform by:

- **Supporting the current tax treatment of ESI and repealing the ACA's Excise (Cadillac) Tax**, thereby preserving consumers' access to benefits offered by employers.

- **Repealing the ACA's Health Insurance Tax** to avoid higher premiums for employers and consumers.

- **Expanding access to, and incentives for, HSAs** to be used with any type of plan, not just high deductible health plans, and by allowing HSA contributions up to the plan's maximum out-of-pocket expenditure.

- **Providing ERISA-like flexibility to employers to design and implement incentives and wellness programs**, thereby protecting consumer choice and opportunities to lower out-of-pocket health expenses.

Make Health Care More Affordable

Health care spending in the United States will total over $3 trillion in 2016 – more than any other country in the World – exceeding $10,000 per person for the first time. Yet, nearly 28 million adults remain uninsured, because for half of them health care coverage is unaffordable.

Health care costs for families have doubled in the last decade. However, paying more for unnecessary health care has failed to yield better outcomes and resulted in an estimated $285 – $425 billion in wasteful and avoidable spending. Specifically:

- Health care spending continues to grow – increasing 5.4% in 2015 – and is expected to rise to $5.6 trillion, one fifth of the U.S. economy, by 2025.
- Drug prices rose 7% between September 2015 and September 2016, the largest one-year increase in prescription drug prices in 24 years.
- The average price of brand-name drugs rose 16% in 2015, up 98% since 2011.
- Since 2000, spending on clinical services increased, on average, at twice the rate of inflation with prescription drug spending exceeding almost 10% of national health expenditures since 2014.
- $500 billion in annual ACA taxes have increased costs for States, employers and consumers.

In recent years, health care reform efforts have focused primarily on expanding coverage, and the affordability and sustainability of some existing and new coverage options have been significantly challenged.

Paying providers and manufacturers differently and enabling consumers to make better health care choices are meaningful and impactful solutions to achieving health care affordability, improved health, and higher quality care. Reforming existing laws and enacting new policies – to minimize inefficiency, enhance the consumer experience, and better leverage innovations – will make the health care system more accessible, affordable, and valuable for all Americans.

Make Health Care More Affordable

Previous efforts to reduce health care costs have often involved lowering payments for services and reducing benefits for consumers. These approaches fail to address the underlying inefficiencies caused by how we pay for and consume health care. Efforts to make health care more affordable require rewarding manufacturers and providers based on the value of products and services, while simultaneously empowering consumers with the information and incentives to seek the best quality care through progressive, consumer-directed approaches to health care.

Reforming existing laws and enacting new policies to keep up with technology and innovation will fuel an affordability agenda that lowers administrative costs, better calibrates prices, and eliminates the need for reliance on harmful health care taxes which only make health care more unaffordable.

To advance this affordability agenda, policy and market-based solutions should include:

Transitioning to Value-Based Pricing and Payments

Enabling and Incentivizing Consumer-Directed Health Care

Enhancing Health Care System Productivity

Transition to Value-Based Pricing and Payments

Employing value-based pricing to pay manufacturers and providers based on the clinical quality and cost-effectiveness of their products and services will drive the innovations, enhancements, and competition in health care to achieve better outcomes at lower costs. Specific solutions to achieve these outcomes include:

- **Over a defined multi-year period, implementing value-based pricing for drugs and devices** based on their clinical outcomes and cost-effectiveness relative to existing products, to limit excessive price increases.
- **Prioritizing FDA reviews of branded and generic drugs when fewer than three drugs are available** for a particular condition, to accelerate the availability of more drugs to stimulate price competition.
- **Strengthening anti-trust laws** to make pay-for-delay settlements unlawful, thereby ensuring timely market entry of generic drugs to drive prices down through competition.
- Adopting new payment models like **risk-sharing and performance-based contracts** that reward providers for delivering measurable, accountable, high-value health care, and prioritizing prevention over treatment.
- **Expanding the scope and use of bundled payments** to include the costs of all drugs, devices, and sites of care involved in a medical event, to drive more coordinated, evidence-based care that improves outcomes and lowers costs.
- **Setting payments based on service** – independent of the provider or health care setting – to reduce unwarranted use of higher-cost settings and specialized providers.
- **Capping provider payments from insurers for out-of-network billing**, when patients seek health care from in-network providers or facilities, to prevent abuse.
- **Encouraging States to develop and enforce standards** for freestanding emergency departments, dialysis centers, and substance abuse clinics to protect consumers and prevent abuse.
- **Prohibiting the use of Most Favored Nation clauses** between providers and insurers that stifle competition and limit affordable options for consumers.

Enable and Incentivize Consumer-Directed Health Care

Empowering consumers to seek high-value health care requires providing them with easy and accessible information as well as incentives to make well-informed decisions. Specific solutions include:

- Requiring payers, manufacturers, and providers to **share data with consumers on the quality and price** of health care products and services to help individuals make well-informed choices.
- **Accelerating the development of robust price and quality transparency tools** by ensuring the U.S. Department of Health and Human Services classifies these tools as quality improvements, not administrative costs, to drive responsible use of the system by consumers.
- **Disallowing out-of-network charges and balance billing to consumers** by out-of-network providers for individuals who seek health care at in-network facilities.
- **Expanding incentives** – such as lower cost-sharing, tiered network designs, and benefit enhancements – to reward consumers for seeking health care from high-quality, cost-efficient providers.
- **Expanding access to, and adoption of, Health Savings Accounts (HSAs)** by permitting their use with any type of plan and allowing individuals and employers to fund HSAs up to the plan's maximum out-of-pocket expenditure, to encourage savings.
- Allowing **flexibility for employers to tailor employee incentives and wellness programs** to provide opportunities for better outcomes and to reduce out-of-pocket health care expenses.

Enhance Health Care System Productivity

The U.S. health care system suffers from administrative complexity and inefficiencies, resulting from harmful taxes, outdated laws, and barriers to leveraging innovation. Revisiting and reforming existing laws and advancing initiatives to enhance health system productivity include:

- **Repealing government-mandated industry taxes and fees** – such as the Affordable Care Act's Health Insurance Tax and Excise (Cadillac) Tax – that drive up health care costs.
- **Accelerating interoperability and meaningful enforcement actions that mitigate data-blocking** – especially onerous, anti-competitive business practices and contract terms – to unlock siloed data, enable broad-based data sharing, close gaps in care, and advance analytics that drive improved health, better care, and lower costs.
- Adopting a **single, standardized set of provider performance measures** that support value-based payments and are electronically captured, clinically relevant, understandable to consumers, and useful for quality improvement.
- **Driving adoption of telemedicine** by authorizing Medicare and Medicaid payments for these services across all sites of care, to enable timely health care at lower costs.
- **Incorporating drug formularies and evidence-based treatment protocols** into electronic medical records to promote adherence to cost-effective, clinical best practices.

Support and Modernize Medicare: Create a Next-Generation Medicare Program that Meets the Unique and Increasingly Complex Challenges of America's Seniors

Each day, 11,000 people in the United States celebrate their 65th birthday and become Medicare-eligible. The program that was created to give America's seniors and individuals with disabilities access to health care will be insolvent in 2028, before Medicare reaches its own 65th birthday.

- Medicare enrollment is expected to grow rapidly from approximately 56 million seniors to 76 million, and spending is anticipated to reach nearly $1.3 trillion in the next decade. Medicare spent approximately $12,000 per beneficiary in 2015, and by 2025, annual per beneficiary spending is expected to reach nearly $18,000 as utilization increases.

- Original Medicare's outdated volume over value approach encourages wasteful spending, fails to promote efficiency, and under-delivers for our nation's growing Medicare population.

- Nearly 70% of Medicare beneficiaries are enrolled in Original Medicare without access to systematic and proven best practices, such as care coordination and disease management programs, resulting in 66% of Original Medicare beneficiaries with multiple chronic conditions requiring a hospitalization at least once a year.

- Medicare Advantage (MA) delivers high-quality, coordinated care to 18.6 million seniors, while Original Medicare faces long-term sustainability challenges. Unlike Original Medicare, MA's patient-centered model demonstrates value and meets beneficiaries' needs:
    - 68% of MA beneficiaries are in plans rated 4 stars and above;
    - 20% fewer readmissions in MA compared to Original Medicare;
    - 91% of beneficiaries report high satisfaction;
    - 37% of MA beneficiaries have fixed annual incomes at or below $20,000; and
    - 44% of Hispanics and 30% of African-Americans choose MA.

  Despite this evidence and proven success, MA funding has been cut 14% since 2010, undermining the innovation that serves to protect and sustain Medicare.

- Previous policy changes have fallen short of meaningful Medicare modernization. Now is the time to take full advantage of a health care sector that is constantly updating clinical capabilities and innovating more effective and simpler strategies to transform Medicare.

Create a Next-Generation Medicare Program that Meets the Unique and Increasingly Complex Challenges of America's Seniors

Medicare provides vital benefits and services to America's seniors and disabled citizens. However, it is not on a sustainable path to provide access to the highest quality health care for all beneficiaries in the program. Modernizing Medicare should address the key challenges facing the program by advancing and scaling best practices, fostering innovation, and aligning incentives to ensure beneficiaries receive high-quality, consumer-friendly health care. Solutions that Support Medicare Advantage and Modernize Original Medicare include:

Support Medicare Advantage

- **Protecting, Building Upon, and Improving the Medicare Advantage Program**

Modernize Original Medicare

- **Providing All Beneficiaries with Proven Value-Based Care Management Programs**
- **Fostering Innovation and Empowering All Beneficiaries to Engage in Healthy Decision-Making and Appropriate Care**
- **Improving Original Medicare's Existing Infrastructure**

Protect, Build Upon, and Improve the Medicare Advantage Program

- **Ensure stable, adequate, and predictable funding for Medicare Advantage by:**
  - Improving the simplicity and transparency of Medicare data;
  - Protecting comprehensive in-home primary care visits that improve continuity and management of care;
  - Avoiding any increase in the Medicare Advantage coding intensity adjustment;
  - Establishing a multi-year benefit cycle; and
  - Ensuring the risk adjustment system is adequate and accurately reflects the costs of delivering care.
- **Promote customized, targeted beneficiary care** by permanently authorizing Special Needs Plans.
- **Allow Medicare Advantage the flexibility to offer customized benefits and cost sharing** to targeted enrollees that fall within certain clinical categories (i.e., diagnosed with certain chronic diseases) or social determinants (i.e., low-income beneficiaries and/or those living in rural areas) to encourage the use of services that are of highest value to beneficiaries and will lead to high-quality, cost-effective care.

Modernize Original Medicare

Provide All Beneficiaries with Proven Value-Based Care Management Programs

- **Provide beneficiaries with access to established care management services** so that coordinated care is delivered to all beneficiaries in the most effective setting at the most appropriate time to improve health care outcomes.
- **Authorize adequate payment for proven care management services**, including evidence-based prevention and wellness programs, transitional care management and clinical programs, chronic disease management, advanced illness, telehealth, and digital health services.

Modernize Original Medicare, cont'd

- **Require integrated services**, including disease management programs, palliative approaches, psychological care, and social services to help beneficiaries live in the setting of their choice.
- **Fund patient-centered medical home models** for the program's most frail and vulnerable beneficiaries to improve health outcomes and reduce costly interventions, such as unnecessary hospitalizations and emergency department visits.
- **Expand utilization of real-time predictive modeling tools and comprehensive patient encounter data** to identify appropriate evidence-based interventions.
- **Develop an alternative funding model for in-home primary care delivered by physicians and nurse practitioners** to reduce barriers and address clinical, environmental, and social determinants of health. This model should include a physical assessment, behavioral assessment, and medication review with results shared electronically with the beneficiary and a primary care physician to ensure appropriate clinical follow-up and seamless care delivery.

Foster Innovation and Empower Beneficiaries to Engage in Healthy Decision-Making and Appropriate Care

- **Provide funding for proven lifestyle intervention programs and community-based activities** that prevent the on-set of chronic disease.
- **Authorize and fund consumer-friendly tools** that include group sessions, coaching, robust online transparency tools, and other capabilities to help meet the needs of beneficiaries.
- **Establish a Medicare-specific Health Savings Account (HSA)** and authorize Medicare beneficiaries to save before and during retirement for Medicare-related out-of-pocket costs.
- **Expand the use of beneficiary incentives** to help seniors receive appropriate preventive services, participate in wellness programs, make healthy choices, and engage with programs that identify and manage disease earlier.
- **Authorize flexible incentive design** by allowing Medicare beneficiaries to receive tangible incentives through sweepstakes, donation platforms, and other programs to foster a modernized, consumer-friendly environment.
- **Modernize and standardize quality measurement across the Medicare program by:**
    - Aligning and synchronizing quality measures across Original Medicare, Medicare Advantage, and other value-based payment models;
    - Utilizing quality measures focused on clinical outcomes; and
    - Offering consumers access to timely, actionable information for decision-making by ensuring all quality measurement information is publically available in a user-friendly format.

Improve Original Medicare's Existing Infrastructure

- **Expand value-based payment approaches** to promote quality among providers and remove the incentive for high-volume services.
- **Utilize means testing** to support long-term stability of Medicare.
- **Provide beneficiaries simple, consumer-friendly information** to make comparisons on clinical quality and price.
- **Require that providers submit public, timely, and accurate directory information** to allow consumers to identify doctors, treatment facilities, and other care providers.
- **Authorize Part D's utilization of innovative tools and data analytics** to connect beneficiaries to appropriate clinical care.

Reinvest in Health

The United States health care system is the most costly in the world, yet it underperforms on key health metrics, including life expectancy at birth, survival with many diseases, and mortality.

- More than 141 million Americans live with a chronic condition such as diabetes, heart disease, obesity, or asthma and that number is expected to climb to 171 million by 2030.
- Uneven provider distribution and shortages impede effective health care delivery that can save or improve patients' lives and reduce the burden of acute and chronic diseases – by 2020, there will be an estimated shortage of over 20,000 primary care physicians.
- The U.S. share of global medical research funding has declined by nearly 23%, from 57% in 2004 to 44% in 2011.
- Barriers to leveraging and exchanging standardized data hamper the health care system's ability to drive continuous improvements and innovations in medical research and care delivery.

Collectively, these gaps in resources and capabilities to support medical research and care delivery are inhibiting Americans from accessing more effective treatments and interventions to improve their health and well-being. Financial impediments are hampering the U.S. health care system's ability to innovate and deliver high-value care, including:

- Funding for medical and health services research and development, social services, and prevention efforts has decreased, while the prevalence of and costs associated with chronic diseases are growing, underlying 7 of 10 deaths annually.
- Annual funding for public health activities is inadequate and inconsistent.
- As 16.5 million people have gained access to care since 2013, the health care delivery system has been further strained without the appropriate investments in necessary innovation, research, and care delivery capabilities.

To ensure the U.S. health care system is the most modern, innovative, and effective in the world will require targeted investments that seek to develop a next-generation health workforce, accelerate medical and health services research, emphasize prevention, and leverage the power of data. Reinvestment in health should promote innovations in science and technology to reduce health care costs, expand access to high-quality care, develop new cures, and improve the health of all Americans. Specifically, a reinvestment in health should seek to:

- **Create a 21st Century Health Workforce**
- **Enable a Data-Driven, Interoperable Health Care System**
- **Invest in Medical and Health Services Research and Innovation**
- **Prioritize Prevention**

Create a 21st Century Health Workforce

Meeting the complex care needs of an increasingly diverse population in a rapidly evolving delivery system requires sufficient resources, as well as policies, aimed at attracting, training, equipping, and effectively deploying primary care providers and other health care professionals in high demand to modernize and improve the effectiveness of the U.S. health care system. Specific solutions include:

- **Rewarding providers for high-quality care** by leveraging value-based payments that emphasize primary care and prevention to attract and retain primary care providers and other health professionals in high demand.
- **Funding recruiting, loan forgiveness, and other incentive programs** in underserved areas and specialties to foster local, culturally-competent talent and redistribute existing clinician capacity.
- **Aligning scope of practice guidelines for each health professional to the highest level** accepted across the nation to attract and effectively deploy clinicians and expand delivery system capacity.
- **Expanding the capacities of medical education programs and eliminating unnecessary barriers and regulatory constraints to the practice of medicine**, including credentialing and malpractice laws, to increase and optimize clinician capacity.
- **Financing curriculum modernization for medical schools and other clinical and health administration programs to train the workforce** to effectively address factors driving patients' health and outcomes and support delivery system transformation. To ensure workforce preparedness, training should include:
    - Team-based and technology-enabled care delivery;
    - Hands-on training in non-hospital and community-based settings;
    - Work with community health workers and community-based organizations;
    - Integrating mental and behavioral health into primary care delivery; and
    - Awareness of cultural differences that impact health and outcomes.

Enable a Data-Driven, Interoperable Health Care System

A modern, connected, informed, and effective health care system requires access to secure, actionable data when and where it matters most to enable continuous improvement and innovation. Realizing the full potential of data can be achieved by:

- **Authorizing rapid development and implementation of a common, streamlined set of data standards for interoperability** to leverage investments from Meaningful Use and enable seamless, secure, and timely electronic information exchange for improving clinical care, the consumer experience, and productivity of health care resources.
- **Advancing the adoption of health information exchange capabilities by incentivizing the use of open architectures, connected databases, and common patient identifiers** to securely share actionable data and more easily combine data sets for deeper clinical insights.
- **Establishing and enforcing meaningful penalties to prohibit data blocking** that impedes seamless information exchange between providers, payers, and consumers.
- **Incentivizing all care settings to electronically collect and share data with providers, payers, and consumers** to enable personalized and coordinated care plans and treatments.
- **Funding public-private partnerships focused on expanding access to, and use of, Federal and State government health care data**, thereby advancing innovation, developing evidence-based treatments, and improving patient outcomes.

Invest in Medical and Health Services Research and Innovation

Identifying, promoting, and advancing new and more precise cures and interventions will improve outcomes, prevent diseases, and reduce public health risks. Accelerating such medical and health services innovation in the U.S. will require targeted increases in funding and adjustments to the budgets of select Federal Agencies to enhance their capabilities to complement and support private-sector research. Specific solutions include:

- Advancing efforts at the National Institutes of Health (NIH) to **accelerate innovation and adapt to rapid changes in science.** Key initiatives should include expanding existing research and development (R&D) programs, developing new research platforms to share pre-competitive research to improve R&D productivity, and ensuring balanced resource allocation between basic science and condition-specific research programs.
- Maximizing the utility of the Food and Drug Administration's (FDA) resources to **accelerate safe and timely access to new drugs and devices including generic and second-to-market equivalents.** Key initiatives should include analyzing post-market drug outcomes data to identify new and targeted uses for existing drugs, streamlining generic drug review programs, and developing a national device evaluation and surveillance system.
- Directing Centers for Disease Control (CDC) funding to **expand prevention research and enable timely diagnosis and response to public health threats.** Key initiatives should include analyzing patient data to identify more precise prevention and treatment protocols, developing surveillance tools to proactively detect emerging health risks, and ensuring appropriate resources to respond to outbreaks and epidemics.
- Preserving and increasing Agency for Healthcare Research & Quality (AHRQ) funding to **continue its mission of developing care standards to improve health care quality and patient safety.** Key initiatives should include accelerating translation of evidence into diagnostic and clinical guidelines, expanding comparative effectiveness research to support value-based care delivery, and tracking and analyzing the impact of new treatments on patient safety.

Prioritize Prevention

Preventing or delaying the onset of new cases of chronic conditions would improve the health of Americans while lowering overall health care costs. Improving outcomes for all Americans by emphasizing prevention and health promotion requires both an increased adoption of existing evidence-based preventive services and targeted investments to expand the breadth and depth of prevention efforts to address key determinants of health, including social and environmental factors. Specific solutions include:

- **Authorizing flexibility and removing restrictive caps on incentive designs to support consumers seeking preventive services**, in order to prevent, identify, and manage disease earlier.
- **Increasing investment in Federal and private-sector led prevention research and development of data tools to identify and develop new, effective prevention programs** that are personalized for age, gender, and condition, and targeted in areas with greatest clinical and social burden.
- **Ensuring prevention resources and wellness initiatives are designated as quality improvement activities**, not administrative costs, to drive widespread adoption of evidence-based programs.
- **Amending the Congressional Budget Office (CBO) scoring methodology** to reflect the initial investments, as well as the long-term outcomes and resultant budget savings, of successful prevention programs.
- **Funding proven, evidence-based lifestyle intervention programs and community-based activities** that prevent the on-set of chronic disease.

At UnitedHealth Group, we help solve the world's health care challenges and improve health care for all – care recipients, providers and payers alike. This is achieved through two distinct business platforms: UnitedHealthcare, a health care benefits company, and Optum, a health services and innovation company. Collectively, these distinct yet connected capabilities allow us to improve access to care, achieve higher quality care, reduce costs, increase transparency, and ultimately produce superior health outcomes. This commitment to innovation and momentum for change inspire the women and men of UnitedHealth Group to continuously help people live healthier lives and make the health system work better for all.

Learn more about our ideas at www.unitedhealthgroup.com/modernization.


@UnitedHealthGrp

UNITEDHEALTH GROUP®

UnitedHealth Group Center
9900 Bren Road East, Minnetonka, MN 55343

November 28, 2016

Exhibit I - Excerpt of the Company's Third Quarter 2016 Report on Form 10-Q

Regulatory Trends and Uncertainties

Following is a summary of management's view of the trends and uncertainties related to some of the key provisions of the Patient Protection and Affordable Care Act and a reconciliation measure, the Health Care and Education Reconciliation Act of 2010 (together, Health Reform Legislation) and other regulatory items. For additional information about Health Reform Legislation and regulatory trends and uncertainties, see Part I, Item 1, "Business - Government Regulation," Item 1A, "Risk Factors," and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2015 10-K.

Medicare Advantage Rates. Final 2017 Medicare Advantage rates resulted in an increase in industry base rates of approximately 0.85%, well short of the industry forward medical cost trend of 3%, which creates continued pressure in the Medicare Advantage program. The impact of this funding shortfall in Medicare Advantage is partially mitigated by reductions in provider reimbursements for those care providers with rates indexed to Medicare Advantage revenues or Medicare fee-for-service reimbursement rates. These factors can affect our plan benefit designs, pricing, growth prospects and earnings expectations for our Medicare Advantage plans.

As provided in the Affordable Care Act, our Medicare Advantage rates are currently enhanced by CMS quality bonuses in certain counties based on our local plans' star ratings. The level of star ratings from CMS, based upon specified clinical and operational performance standards, will impact future quality bonuses. In addition, star ratings affect the amount of savings a plan can use to offer supplemental benefits, which ultimately may affect the plan's membership and revenue. For the 2016 payment year, approximately 57% of our Medicare Advantage members are in plans rated four stars or higher. We expect that at least 80% of our Medicare Advantage members will be in plans rated four stars or higher for payment year 2017. We continue to dedicate substantial resources to advance our quality scores and star ratings to strengthen our local market programs and further improve our performance.

Health Insurance Industry Tax and Premium Stabilization Programs. The industry-wide amount of the annual tax is $11.3 billion in 2016 and we paid our proportionate share of $1.8 billion in September 2016. Health Reform Legislation also includes three programs designed to stabilize the health insurance markets. These programs encompass: a temporary reinsurance program; a temporary risk corridors program; and a permanent risk adjustment program.

For details on the Health Insurance Industry Tax and Premium Stabilization Programs, see Note 2 of Notes to the Consolidated Financial Statements included in Part 2, Item 8, "Financial Statements" in our 2015 10-K.

Individual Public Exchanges. In 2016, we are participating in individual public exchange offerings in 34 states. We have a premium deficiency reserve recorded as of September 30, 2016, for our estimated losses for the remainder of 2016. A portion of the premium deficiency reserve was recorded in our 2015 results for in-force contracts as of January 1, 2016. In 2017, we expect to participate in only a few individual public exchanges.

THOMAS P. DiNAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 14, 2016

Ms. Dannette Smith
Secretary to the Board of Directors
United Health Group
United Healthcare Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms.Smith:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of United Healthcare Group shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should United Healthcare decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Whereas, we believe full disclosure of UnitedHealth's direct and indirect lobbying activities and expenditures is required to assess whether UnitedHealth's lobbying is consistent with its expressed goals and in the best interests of shareholders.

Resolved, the shareholders of UnitedHealth Group Incorporated ("UnitedHealth") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by UnitedHealth used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. UnitedHealth's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which UnitedHealth is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on UnitedHealth's website.

Supporting Statement

We encourage transparency in the use of corporate funds to influence legislation and regulation. UnitedHealth spent $5.25 million in 2014 and 2015 on federal lobbying. This figure does not include lobbying expenditures to influence legislation in states, where UnitedHealth also lobbies in 43 states ("Amid Federal Gridlock, Lobbying Rises in the States," *Center for Public Integrity*, February 11, 2016), but disclosure is uneven or absent. UnitedHealth also lobbies abroad, and its lobbying in England has attracted media scrutiny ("Calls for Greater Disclosure on NHS Chiefs' Meetings with Private US Health Insurer," *The Guardian*, August 30, 2014).

Unlike its peers Aetna, Anthem, CIGNA and Humana, UnitedHealth does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying. UnitedHealth will disclose its non-deductible trade association payments used for political contributions, but this does not include payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company. For example, UnitedHealth has previously made undisclosed trade association payments that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010).

Transparent reporting would reveal whether company assets are being used for objectives contrary to UnitedHealth's long-term interests.

J.P.Morgan

Daniel F. Murphy
Vice President
CIB Client Service Americas

December 14, 2016

Ms. Dannette L. Smith
Secretary to the Board of Directors
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms. Smith,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of UnitedHealth Group Incorporated continuously for at least one year as of and including December 14, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 2,836,484 shares of common stock as of December 14, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF